UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2006

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

_____________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40- F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	No	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2006

ITEM 1 - FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Teekay Shipping Corporation

We have reviewed the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of June 30, 2006, the related consolidated statements of income for the three and six months ended June 30, 2006 and 2005, and the related consolidated statements of cash flows for the six months ended June 30, 2006 and 2005. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of December 31, 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended, and in our report dated February 21, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the consolidated balance sheet as of December 31, 2005, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Vancouver, Canada,	/s/ ERNST & YOUNG LLP
August 2, 2006	Chartered Accountants

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
	$	$	$	$

VOYAGE REVENUES	422,587	480,140	948,583	997,551
OPERATING EXPENSES
Voyage expenses	111,417	98,296	245,028	196,825
Vessel operating expenses	51,703	51,341	104,927	105,781
Time-charter hire expense	94,703	124,454	199,127	233,036
Depreciation and amortization	50,157	50,306	100,641	104,389
General and administrative (note 9)	41,456	40,179	81,716	73,877
Writedown / (gain) on sale of vessels and equipment (note 11)	1,650	(15,894)	1,043	(117,747)
Restructuring charge (note 12)	2,579	-	4,466	-
Total operating expenses	353,665	348,682	736,948	596,161
Income from vessel operations	68,922	131,458	211,635	401,390
OTHER ITEMS
Interest expense	(36,729)	(33,319)	(73,487)	(71,016)
Interest income	13,585	8,426	25,686	16,656
Equity (loss) income from joint ventures	(851)	2,884	294	5,711
Foreign exchange (loss) gain (note 6)	(21,804)	21,665	(33,268)	47,539
Other - net (note 12)	(2,730)	(26,545)	(8,763)	(16,665)
Total other items	(48,529)	(26,889)	(89,538)	(17,775)
Net income (note 13)	20,393	104,569	122,097	383,615

Per common share amounts
- Basic earnings (note 15)	0.27	1.31	1.67	4.72
- Diluted earnings (note 15)	0.27	1.23	1.62	4.42
- Cash dividends declared	0.2075	0.1375	0.415	0.275
Weighted average number of common shares (note 15)
- Basic	74,253,710	79,953,740	73,209,590	81,279,750
- Diluted	75,784,914	85,314,815	75,509,284	86,741,711

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at June 30, 2006 $	As at December 31, 2005 $
ASSETS
Current Cash and cash equivalents (note 6)	287,228	236,984
Restricted cash (note 8)	161,074	152,286
Accounts receivable	121,011	151,732
Vessel held for sale (note 11)	2,500	-
Net investment in direct financing leases - current	20,790	20,240
Prepaid expenses and other assets	126,629	69,175
Total current assets	719,232	630,417
Restricted cash (note 8)	615,614	158,798
Vessels and equipment (note 6) At cost, less accumulated depreciation of $788,956 (December 31, 2005 - $766,696)	2,469,203	2,536,002
Vessels under capital leases, at cost, less accumulated depreciation of $47,430 (December 31, 2005 - $35,574) (note 8)	702,562	712,120
Advances on newbuilding contracts (note 10)	287,190	473,552
Total vessels and equipment	3,458,955	3,721,674
Net investment in direct financing leases	95,116	100,996
Investment in joint ventures (note 10)	150,592	145,448
Other assets	284,809	113,590
Intangible assets - net (note 4)	242,902	252,280
Goodwill (note 4)	170,897	170,897
Total assets	5,738,117	5,294,100
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	43,578	40,908
Accrued liabilities	124,222	125,878
Current portion of long-term debt (note 6)	30,701	159,053
Current obligation under capital leases (note 8)	158,425	139,001
Total current liabilities	356,926	464,840
Long-term debt (note 6)	2,004,449	1,686,190
Obligation under capital leases (note 8)	422,861	415,234
Loan from joint venture partner (note 7)	34,315	33,500
Other long-term liabilities	225,366	174,991
Total liabilities	3,043,917	2,774,755
Commitments and contingencies (notes 8, 10 and 14)

Minority interest	281,630	282,803

Stockholders’ equity Capital stock (note 9)	589,183	471,784
Additional paid-in capital (note 9)	4,286	-
Retained earnings	1,779,610	1,833,588
Accumulated other comprehensive income (loss) (note 14)	39,491	(68,830)
Total stockholders’ equity	2,412,570	2,236,542
Total liabilities and stockholders’ equity	5,738,117	5,294,100

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2006	2005
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	122,097	383,615
Non-cash items:
Depreciation and amortization	100,641	104,389
Writedown / (gain) on sale of vessels and equipment	1,043	(117,747)
Loss on repurchase of bonds	375	8,775
Equity income (net of dividends received: June 30, 2006 - $2,500; June 30, 2005 - $5,893)	2,206	183
Income taxes	10,824	(9,872)
Employee stock option compensation (note 9)	4,286	-
Loss from settlement of interest rate swaps	-	7,820
Writeoff of capitalized loan costs	-	7,462
Unrealized foreign exchange loss (gain) and other - net	41,759	(62,926)
Change in non-cash working capital items related to operating activities	(34,710)	33,528
Expenditures for drydocking	(6,265)	(8,437)
Net operating cash flow	242,256	346,790
FINANCING ACTIVITIES
Proceeds from long-term debt	573,142	1,224,900
Capitalized loan costs	(4,109)	(2,066)
Scheduled repayments of long-term debt	(10,207)	(55,046)
Prepayments of long-term debt	(259,375)	(1,732,460)
Repayments of capital lease obligations	(4,927)	(3,940)
Loan from joint venture partner	4,066	-
(Increase) decrease in restricted cash	(430,753)	16,599
Settlement of interest rate swaps	-	(143,295)
Net proceeds from sale of 22.3% of Teekay LNG Partners L.P. (note 3)	-	139,395
Distribution by subsidiaries to minority owners	(10,560)	-
Issuance of common stock upon exercise of stock options (note 9)	6,418	12,109
Repurchase of common stock (note 9)	(176,903)	(223,482)
Cash dividends paid	(30,606)	(22,534)
Net financing cash flow	(343,814)	(789,820)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(156,801)	(160,729)
Proceeds from sale of vessels and equipment	312,972	433,748
Investment in joint venture	(5,859)	-
Investment in direct financing leases	(5,177)	(11,671)
Repayment of direct financing leases	9,104	5,756
Other	(2,437)	(4,279)
Net investing cash flow	151,802	262,825
Increase (decrease) in cash and cash equivalents	50,244	(180,205)
Cash and cash equivalents, beginning of the period	236,984	427,037
Cash and cash equivalents, end of the period	287,228	246,832

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

1.Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. They include the accounts of Teekay Shipping Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by generally accepted accounting principles in the United States for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2005. In the opinion of management, these financial statements reflect all adjustments necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the three and six months ended June 30, 2006 are not necessarily indicative of those for a full fiscal year.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

2. Segment Reporting

The Company has three reportable segments: its fixed-rate tanker segment, its fixed-rate liquefied natural gas (or LNG) segment, and its spot tanker segment. The Company’s fixed-rate tanker segment consists of shuttle tankers, floating storage and offtake vessels, liquid petroleum gas carriers and conventional crude oil and product tankers subject to long-term, fixed-rate time-charter contracts or contracts of affreightment. The Company’s fixed-rate LNG segment consists of LNG carriers subject to long-term, fixed-rate time-charter contracts. The Company’s spot tanker segment consists of conventional crude oil tankers and product carriers operating in the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or on short-term, fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables present results for these segments for the three and six months ended June 30, 2006 and 2005:

Three months ended June 30, 2006	Fixed-Rate Tanker Segment $	Fixed-Rate LNG Segment $	Spot Tanker Segment $	Total $

Voyage revenues - external	178,852	22,519	221,216	422,587
Voyage expenses	19,622	400	91,395	111,417
Vessel operating expenses	33,012	4,828	13,863	51,703
Time-charter hire expense	44,462	-	50,241	94,703
Depreciation and amortization	29,294	7,755	13,108	50,157
General and administrative(1)	15,878	3,374	22,204	41,456
Writedown / (gain) on sale of vessels and equipment	1,950	-	(300)	1,650
Restructuring charge	-	-	2,579	2,579
Income from vessel operations(2)	34,634	6,162	28,126	68,922

Voyage revenues - intersegment	1,485	-	-	1,485

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

Three months ended June 30, 2005	Fixed-Rate Tanker Segment $	Fixed-Rate LNG Segment $	Spot Tanker Segment $	Total $

Voyage revenues - external	188,796	24,778	266,566	480,140
Voyage expenses	16,940	2	81,354	98,296
Vessel operating expenses	31,453	3,820	16,068	51,341
Time-charter hire expense	52,174	-	72,280	124,454
Depreciation and amortization	30,099	7,523	12,684	50,306
General and administrative (1)	13,607	3,262	23,310	40,179
Writedown / (gain) on sale of vessels and equipment	10,253	-	(26,147)	(15,894)
Income from vessel operations(2)	34,270	10,171	87,017	131,458

Voyage revenues - intersegment	1,158	-	-	1,158

Six months ended June 30, 2006	Fixed-Rate Tanker Segment $	Fixed-Rate LNG Segment $	Spot Tanker Segment $	Total $

Voyage revenues - external	374,521	46,219	527,843	948,583
Voyage expenses	42,754	400	201,874	245,028
Vessel operating expenses	67,895	8,521	28,511	104,927
Time-charter hire expense	94,383	-	104,744	199,127
Depreciation and amortization	58,905	15,433	26,303	100,641
General and administrative (1)	30,417	6,755	44,544	81,716
Writedown / (gain) on sale of vessels and equipment	1,845	-	(802)	1,043
Restructuring charge	-	-	4,466	4,466
Income from vessel operations(2)	78,322	15,110	118,203	211,635

Voyage revenues - intersegment	2,618	-	-	2,618

Six months ended June 30, 2005	Fixed-Rate Tanker Segment $	Fixed-Rate LNG Segment $	Spot Tanker Segment $	Total $

Voyage revenues - external	360,958	49,043	587,550	997,551
Voyage expenses	31,225	50	165,550	196,825
Vessel operating expenses	63,743	8,163	33,875	105,781
Time-charter hire expense	94,540	-	138,496	233,036
Depreciation and amortization	60,794	15,045	28,550	104,389
General and administrative (1)	26,040	6,202	41,635	73,877
Writedown / (gain) on sale of vessels and equipment	5,369	-	(123,116)	(117,747)
Income from vessel operations(2)	79,247	19,583	302,560	401,390

Voyage revenues - intersegment	2,291	-	-	2,291

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

(2)
The Company’s subsidiary, Teekay LNG Partners L.P., contributed $16.4 million and $35.5 million, respectively, of income from vessel operations to the Company’s fixed-rate tanker segment and fixed-rate LNG segment for the three and six months ended June 30, 2006, and $9.2 million for the period from May 10, 2005 (the date of the subsidiary’s initial public offering) to June 30, 2005.

A reconciliation of total segment assets to amounts presented in the consolidated balance sheets is as follows:

	As at June 30, 2006 $	As at December 31, 2005 $

Fixed-rate tanker segment	2,007,020	2,050,122
Fixed-rate LNG segment	2,005,269	1,753,289
Spot tanker segment	1,020,971	906,028
Cash and restricted cash	294,870	244,510
Accounts receivable and other assets	409,987	340,151
Consolidated total assets	5,738,117	5,294,100

3. Public Offerings of Teekay LNG Partners L.P.

On May 10, 2005, the Company’s subsidiary Teekay LNG Partners L.P. (or Teekay LNG) completed its initial public offering (or the Offering) of 6.9 million common units at a price of $22.00 per unit. During November 2005, Teekay LNG issued an additional 4.6 million common units at a price of $27.40 per unit (or the Follow-On Offering). As a result of these transactions, the Company recorded a $7.9 million increase to stockholders’ equity which represents the Company’s gain from the issuance of units for the Offering and Follow-on Offering.

The proceeds received from the public offerings and the use of those proceeds are summarized as follows:

Proceeds received:	Offering $	Follow-On Offering $	Total $
Sale of 6,900,000 common units at $22.00 per unit	151,800	-	151,800
Sale of 4,600,000 common units at $27.40 per unit	-	126,040	126,040
	151,800	126,040	277,840
Use of proceeds from sale of common units:
Underwriting and structuring fees.	10,473	5,042	15,515
Professional fees and other offering expenses to third parties	5,616	959	6,575
Repayment of loans from Teekay Shipping Corporation	129,400	-	129,400
Purchase of three Suezmax tankers from Teekay Shipping Corporation.	-	120,039	120,039
Working capital	6,311	-	6,311
	151,800	126,040	277,840

Teekay LNG is a Marshall Islands limited partnership formed by the Company as part of its strategy to expand its operations in the LNG shipping sector. Teekay LNG provides LNG and crude oil marine transportation service under long-term, fixed-rate contracts with major energy and utility companies through its fleet of LNG carriers and Suezmax class crude oil tankers, primarily consisting of vessels obtained through the Company’s acquisition of Teekay Spain in April 2004.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

Immediately preceding the Offering, the Company entered into an omnibus agreement with Teekay LNG governing, among other things, when the Company and Teekay LNG may compete with each other and certain rights of first offering on LNG carriers and Suezmax tankers. Under the agreement, Teekay LNG has granted to the Company a 30-day right of first offering on any proposed (a) sale, transfer or other disposition of any of Teekay LNG’s Suezmax tankers or (b) re-chartering of any of Teekay LNG’s Suezmax tankers pursuant to a time-charter with a term of at least three years if the existing charter expires or is terminated early. Likewise, the Company has granted a similar right of first offer to Teekay LNG for any LNG carriers it might own.

Concurrently with Teekay LNG’s Follow-On Offering, the Company sold to Teekay LNG three double-hulled Suezmax tankers and related long-term, fixed-rate time charters for an aggregate price of $180 million. These vessels, the African Spirit, the Asian Spirit and the European Spirit, are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. Teekay LNG financed the acquisition with the net proceeds of the public offering, together with borrowings under its revolving credit facility and cash balances.

4.  Goodwill and Intangible Assets

The carrying amount of goodwill for the Company’s reporting segments is as follows:

	Fixed-Rate Tanker Segment $	Fixed-Rate LNG Segment $	Spot Tanker Segment $	Other $	Total $
Balance as of June 30, 2006 and December 31, 2005	134,196	35,631	-	1,070	170,897

As at June 30, 2006, intangible assets consisted of:

	Weighted-Average Amortization Period (years)	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Contracts of affreightment	10.2	124,250	(51,786)	72,464
Time-charter contracts	19.2	182,552	(17,923)	164,629
Intellectual property	7.0	9,588	(3,779)	5,809
	15.4	316,390	(73,488)	242,902

As at December 31, 2005, intangible assets consisted of:

	Weighted-Average Amortization Period (years)	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Contracts of affreightment	10.2	124,250	(45,748)	78,502
Time-charter contracts	19.2	182,552	(13,358)	169,194
Intellectual property	7.0	7,701	(3,117)	4,584
	15.4	314,503	(62,223)	252,280

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

Aggregate amortization expense of intangible assets for the three and six months ended June 30, 2006 was $5.7 million ($6.8 million - 2005) and $11.3 million ($13.1 million - 2005), respectively. Amortization of intangible assets for the next five fiscal years is expected to be $11.4 million (remainder of 2006), $21.8 million (2007), $20.7 million (2008), $19.7 million (2009), $17.6 million (2010) and $151.7 million (thereafter).

5. Cash Flows

Cash interest paid by the Company during the six months ended June 30, 2006 and 2005 totaled approximately $70.3 million and $70.1 million, respectively.

6. Long-Term Debt
	June 30,	December 31,
	2006	2005
	$	$
Revolving Credit Facilities	961,185	769,000
Premium Equity Participating Security Units (7.25%) due May 18, 2006	-	143,750
Senior Notes (8.875%) due July 15, 2011	262,442	265,559
U.S. Dollar-denominated Term Loans due through 2019	408,500	289,582
EURO-denominated Term Loans due through 2023	403,023	377,352
	2,035,150	1,845,243
Less current portion	30,701	159,053
Total	2,004,449	1,686,190

As at June 30, 2006, the Company had six long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $1.6 billion, of which $677.5 million was undrawn. Interest payments are based on LIBOR plus margins. At June 30, 2006, the margins ranged between 0.50% and 1.20% and three-month LIBOR was 5.48%. The amount available under the Revolvers reduces by $73.6 million (2006), $148.2 million (2007), $363.4 million (2008), $189.7 million (2009), $91.2 million (2010) and $772.6 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 49 of the Company’s vessels, together with other related collateral, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts.

On February 16, 2006, the Company issued 6,534,300 shares of its Common Stock upon settlement of the purchase contracts associated with its 7.25% Premium Equity Participating Security Units (or Equity Units). The Equity Units were issued in February 2003 and each consisted of a share purchase contract and a $25 principal amount subordinated note due May 18, 2006. On February 16, 2006, the Company repurchased the notes for net proceeds equal to 100% of their aggregate principal amount. The net proceeds were applied to satisfy the obligations of the holders of the Equity Units to purchase Company Common Stock under the related purchase contracts. The notes were subsequently cancelled and are no longer outstanding. The Equity Units are no longer outstanding.

The 8.875% Senior Notes due July 15, 2011 (or the 8.875% Notes) rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to Teekay’s existing and future subordinated debt. The 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries. During the six months ended June 30, 2006, the Company repurchased a principal amount of $3.0 million of the 8.875% Notes (see also Note 12).

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

The Company has three U.S. Dollar-denominated term loans outstanding, which, as at June 30, 2006, totaled $408.5 million. One term loan bears interest at a fixed rate of 4.06%. Interest payments on the other loans are based on LIBOR plus a margin. At June 30, 2006, the margins ranged between 0.90% and 1.05%. The term loans reduce in quarterly payments commencing three months after delivery of each newbuilding, and two of them also have balloon repayments due at maturity. The term loans are collateralized by first-preferred mortgages on four of the Company’s vessels, together with certain other collateral, and are guaranteed by Teekay.

The Company has two Euro-denominated term loans outstanding, which, as at June 30, 2006 totaled 315.1 million Euros ($403.0 million). The Company used the loans in financing capital leases for two vessels. The Company repays the loans with funds generated by two Euro-denominated long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At June 30, 2006, the margins ranged between 1.10% and 1.30% and the one-month EURIBOR was 2.90%. The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-preferred mortgages on two of the Company’s vessels, together with certain other collateral, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans are revalued at the end of each period using the then prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Company recognized unrealized foreign exchange losses during the three and six months ended June 30, 2006 of $21.8 million ($21.7 million gain - 2005) and $33.3 million ($47.5 million gain - 2005), respectively.

Certain loan agreements require that a minimum level of free cash be maintained. As at June 30, 2006, this amount was $100.0 million. Certain of the loan agreements also require that the Company maintain a minimum aggregate level of free liquidity and undrawn revolving credit lines with at least six months to maturity. As at June 30, 2006, this amount was $126.2 million.

7. Loan from Joint Venture Partner

The Company has one U.S. Dollar-denominated loan outstanding due to a joint venture partner, which, as at June 30, 2006, totaled $34.3 million, including accrued interest. This loan relates to a $33.5 million equity investment in Teekay Nakilat Holdings Corporation (or Teekay Nakilat) (which indirectly owns three LNG newbuilding carriers) by Qatar Gas Transport Company Ltd., which holds a 30% interest in Teekay Nakilat. During December 2005, this equity investment was converted to an interest-bearing shareholder loan at a fixed rate of 4.84%. The loan is unsecured and repayable on demand no earlier than twenty years from the delivery date of the last of the three LNG carriers.

8. Capital Leases and Restricted Cash

Capital Leases

Aframax and Suezmax Tankers. As at June 30, 2006, the Company was party to capital leases on one Aframax tanker and five Suezmax tankers. Under the terms of the lease arrangements, which include the Company’s contractual right to full operation of the vessels pursuant to bareboat charters, the Company is required to purchase these vessels after the end of their respective lease terms for a fixed price. The weighted-average annual interest rate implicit in these capital leases, at the inception of the leases, was 7.6%. The Aframax tanker capital lease is a fixed-rate capital lease. The Suezmax tanker capital leases are variable-rate capital leases; however, any change in the Company’s lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments the Company receives under the vessels’ time charter contract. As at June 30, 2006, the remaining commitments under these capital leases, including the purchase obligations, approximated $318.3 million, including imputed interest of $58.1 million, repayable as follows:

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

Year	Commitment
2006	$14.8 million
2007	149.2 million
2008	12.7 million
2009	12.6 million
2010	92.2 million
Thereafter	36.8 million

During June 2006, the Company exercised its option to purchase the Aframax tanker that was subject to a capital lease for $39 million. The purchase will occur in September 2006.

LNG Carriers. As at June 30, 2006, the Company was a party to capital leases on two LNG carriers that are structured as “Spanish tax leases.” Under the terms of the Spanish tax leases, the Company will purchase these vessels at the end of their respective lease terms in 2006 and 2011, both of which purchase obligations have been fully funded with restricted cash deposits described below. As at June 30, 2006, the weighted-average annual interest rate implicit in the Spanish tax leases was 5.7%. As at June 30, 2006, the commitments under these capital leases, including the purchase obligations, approximated 288.2 million Euros ($368.6 million), including imputed interest of 37.2 million Euros ($47.5 million), repayable as follows:

Year	Commitment
2006	123.2 million Euros ($157.6 million)
2007	23.3 million Euros ($29.7 million)
2008	24.4 million Euros ($31.2 million)
2009	25.6 million Euros ($32.8 million)
2010	26.9 million Euros ($34.4 million)
Thereafter	64.8 million Euros ($82.9 million)

During January 2006, the Company sold its shipbuilding contracts for three LNG carriers to SeaSpirit Leasing Limited (or SeaSpirit) for proceeds of $313.0 million. Concurrently with the sale, the Company entered into 30-year leases for these three vessels, which will commence upon the completion of the vessels’ construction.

Restricted Cash

Under the terms of the Spanish tax leases for the two LNG carriers, the Company is required to have on deposit with financial institutions an amount of cash that, together with interest on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods. This amount was 255.6 million Euros ($326.9 million) as at June 30, 2006 and 249.0 million Euros ($295.0 million) at December 31, 2005. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and a Spanish government grant. The interest rates earned on the deposits approximate the interest rates implicit in the Spanish tax leases. As at June 30, 2006 and December 31, 2005, the weighted-average interest rate earned on the deposits was 5.2%.

Under the terms of the leases for the three LNG newbuilding carriers, the Company is required to have on deposit an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. This amount was $433.5 million as at June 30, 2006. These cash deposits are restricted to being used for capital lease payments and have been funded with term loans and loans from the Company’s joint venture partners (see also Note 7 and 10). As at June 30, 2006, the weighted-average interest rate earned on the deposits was 5.1%.

The Company also maintains restricted cash deposits relating to certain term loans and other obligations. As at June 30, 2006 and December 31, 2005, these amounts were $16.3 million and $16.1 million, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

9. Capital Stock

Capital Stock

The authorized capital stock of Teekay at June 30, 2006 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. During the six months ended June 30, 2006, the Company issued 6.5 million shares of its Common Stock upon settlement of the purchase contracts associated with its Equity Units (see also Note 6), issued 0.3 million shares upon exercise of stock options, and repurchased 4.5 million shares for a total cost of $176.9 million. As at June 30, 2006, Teekay had 73,719,403 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

During 2005, Teekay announced that its Board of Directors had authorized the repurchase of up to $655 million of shares of its Common Stock in the open market. As at June 30, 2006, Teekay had repurchased 15,599,900 shares of Common Stock subsequent to such authorizations at an average price of $41.52 per share, for a total cost of $647.7 million. In June 2006, Teekay announced that its Board of Directors had authorized the repurchase of up to an additional $150 million of shares of its Common Stock in the open market. The total remaining share repurchase authorization at June 30, 2006 was approximately $157.3 million.

Share-Based Payments

Effective January 1, 2006, the Company adopted the fair value recognition provisions of the Financial Accounting Standards Board Statement No. 123(R) (or SFAS 123(R)), “Share-Based Payment”, using the “modified prospective” method. Under this transition method, compensation cost is recognized in the financial statements beginning with the effective date for all share-based payments granted after January 1, 2006 and for all awards granted to employees prior to, but not yet vested as of January 1, 2006. Accordingly, prior period amounts have not been restated.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s net income for the three and six months ended June 30, 2006 is $2.3 million and $4.3 million lower, respectively, than if it had continued to account for share-based compensation under APB Opinion No. 25 (or APB 25), “Accounting for Stock Issued to Employees.” Both basic and diluted earnings per share for the three months ended June 30, 2006 are $0.03 lower, and for the six months ended June 30, 2006 are $0.06 lower, than if the Company had continued to account for share based compensation under APB 25.

Prior to January 1, 2006, the Company accounted for stock options under the recognition and measurement provision using the intrinsic value method, as permitted by Statement of Financial Accounting Standards No. 123 (or SFAS 123), “Accounting for Stock-Based Compensation.” As the exercise price of the Company’s employee stock options equals the market price of underlying stock on the date of grant, no compensation expense was recognized under APB 25.

The following table illustrates the effect on net income and earnings per share for the three and six month period ended June 30, 2005 had the Company applied the fair value recognition provisions of SFAS 123, as amended, to stock-based employee compensation.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30,	Six Months Ended June 30,
	2005	2005
	$	$
Net income - as reported	104,569	383,615
Less: Total stock option compensation expense	2,015	4,121
Net income - pro forma	102,554	379,494
Basic earnings per common share:
- As reported	1.31	4.72
- Pro forma	1.28	4.67
Diluted earnings per common share:
- As reported	1.23	4.42
- Pro forma	1.20	4.37

As at June 30, 2006, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the Plans) 8,304,800 shares of Common Stock for issuance upon exercise of options or equity awards granted or to be granted. The options under the Plans have a 10-year term and vest equally over three years from the grant date, except for one grant of 50,000 options made in 2004 which will vest 100% on December 31, 2006. All outstanding options expire between June 13, 2007 and March 7, 2016, ten years after the date of each respective grant.

A summary of the Company’s stock option activity and related information for the six months ended June 30, 2006 is as follows:
	Options (000’s) #	Weighted-Average Exercise Price $

Outstanding at December 31, 2005	4,160	24.81
Granted	1,045	38.94
Exercised	(314)	20.46
Forfeited	(26)	31.89
Outstanding at June 30, 2006	4,865	28.09

Exercisable at June 30, 2006	3,132	21.58

The weighted-average grant-date fair value of options granted during the six months ended June 30, 2006 was $11.30 per option. As at June 30, 2006, the intrinsic value of the outstanding stock options and exercisable stock options was $69.9 million and $64.4 million, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

A summary of the Company’s nonvested stock option activity and related information for the six months ended June 30, 2006 is as follows:
	Options (000’s) #	Weighted-Average Grant Date Fair Value $

Nonvested at December 31, 2005	1,774	9.75
Granted	1,045	11.30
Vested	(1,069)	7.61
Forfeited	(17)	12.20
Nonvested at June 30, 2006	1,733	11.98

As of June 30, 2006, there was $16.6 million of total unrecognized compensation cost related to nonvested stock options granted under the Plans. Recognition of this compensation is expected to be $4.5 million (remainder of 2006), $7.1 million (2007), $4.2 million (2008) and $0.8 million (2009).

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The resulting compensation expense is being amortized over three years using the straight-line method. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 31% in 2006 and 35% in 2005, expected life of five years, dividend yield of 2.0% in 2006 and 1.5% in 2005, and risk-free interest rate of 4.8% in 2006 and 4.1% in 2005.

As at June 30, 2006, the Company had 394,439 remaining restricted stock units outstanding that were awarded in March 2005 as incentive-based compensation. Each restricted stock unit is equal in value to one share of the Company’s Common Stock and reinvested dividends from the date of the grant to the vesting of the restricted stock unit. Based on the June 30, 2006 share price of $41.84 per share, these restricted stock units had a notional value of $16.5 million and will vest in equal amounts on March 31 and November 30, 2007. Upon vesting, 77,261 of the restricted stock units will be paid to the grantees in the form of cash, and 317,178 of the restricted stock units will be paid to the grantees in the form of cash or shares of Teekay’s Common Stock, at the election of the grantee. Shares of Teekay's Common Stock issued as payment of the restricted stock units will be purchased in the open market by the Company. On March 31, 2006, 211,267 restricted stock units with a market value of $8.3 million vested and that amount was paid to grantees in cash. During the three and six months ended June 30, 2006, the Company recorded an expense of $2.1 million ($0.9 million - 2005) and $5.0 million ($5.1 million - 2005), respectively, related to the vested and unvested restricted stock units, which is primarily included in general and administrative expenses.

During March 2006, the Company granted 18,990 shares of restricted stock awards with a fair value of $0.7 million, based on the quoted market price, to certain of the Company’s Directors. The stock will be released from a forfeiture provision equally over three years from the date of the award.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

10. Commitments and Contingencies

a) Vessels Under Construction

As at June 30, 2006, the Company was committed to the construction of two Aframax tankers, six Suezmax tankers and four product tankers scheduled for delivery between November 2006 and August 2009, at a total cost of approximately $677.0 million, excluding capitalized interest. As at June 30, 2006, payments made towards these commitments totaled $173.0 million, excluding $10.9 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for $411.6 million of the unpaid cost of these vessels. The Company intends to finance the remaining unpaid amount of $92.4 million through incremental debt or surplus cash balances, or a combination thereof. As at June 30, 2006, the remaining payments required to be made under these newbuilding contracts were $80.8 million in 2006, $105.9 million in 2007, $280.6 million in 2008 and $36.7 million in 2009. Two of the Aframax tankers will be subject to 10-year time charters to Skaugen PetroTrans Inc., a joint venture of the Company, upon delivery scheduled for 2008.

As at June 30, 2006, the Company was committed to the construction of two LNG carriers scheduled for delivery in November 2008 and January 2009. The Company has entered into these transactions with a joint venture partner who has taken a 30% interest in the vessels and related long-term, fixed-rate time charter contracts. All amounts below include the joint venture partner’s 30% share. The total cost of these LNG carriers is approximately $376.9 million, excluding capitalized interest. As at June 30, 2006, payments made towards these commitments totaled $82.3 million, excluding $6.2 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for all of the remaining $294.6 million unpaid cost of these LNG carriers. As at June 30, 2006, the remaining payments required to be made under these contracts were, $147.3 million in 2007, $111.2 million in 2008 and $36.1 million in 2009. Upon delivery, these two LNG carriers will be subject to 20-year, fixed-rate time charters to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc. Pursuant to existing agreements, the Company is required to offer its ownership interest in these two vessels and related charter contracts to Teekay LNG.

As at June 30, 2006, the Company, through Teekay Nakilat, was committed to lease three LNG carriers scheduled for delivery between October 2006 and February 2007. The Company has entered into these transactions with a joint venture partner that has taken a 30% interest in the vessel leases and related long-term, fixed-rate time charter contracts. All amounts below include the joint venture partners’ 30% share. During January 2006, the Company sold three LNG carrier shipbuilding contracts to SeaSpirit Leasing Limited for proceeds of $313.0 million, which approximated the accumulated construction costs incurred to that date. Concurrently with the sale, the Company entered into 30-year leases, commencing upon the completion of vessel construction, for these three LNG carriers. The proceeds from the sale were used to partially fund restricted cash deposits. During vessel construction, the amount of restricted cash approximates the accumulated vessel construction costs. Under the terms of the leases and upon vessel delivery, the Company is required to have on deposit an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. The Company is committed to funding an additional $102.9 million of restricted cash deposits ($34.3 million - 2006 and $68.6 million - 2007) throughout the remainder of the construction period. The Company has long-term financing arrangements in place to fund these remaining commitments.

Upon their deliveries, these three LNG carriers will operate under 20-year, fixed-rate time charters to Ras Laffan Natural Gas Co. Limited (II), a joint venture between Qatar Gas Transport Company Ltd. and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. Pursuant to existing agreements, the Company has agreed to sell to Teekay LNG its ownership interest in these three vessels and related charter contracts.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

As at June 30, 2006, the Company had options to have constructed four LNG carriers at predetermined prices. During February and June 2006, these options expired. Of the $12.0 million cost of these options, $6.0 million was forfeited and expensed in other - net (see Note 12). The Company may apply $6.0 million against the purchase price of any LNG carriers the Company orders during 2006.

b) Vessel Purchases and Conversions

In February 2006, the Company announced that it has been awarded 13-year fixed-rate contracts to charter two Suezmax shuttle tankers and one Aframax shuttle tanker to Fronape International Company, a subsidiary of Petrobras Transporte S.A., the shipping arm of Petroleo Brasileiro S.A.. In connection with these contracts, the Company has exercised the purchase option on a 2000-built Aframax tanker presently trading as part of the Company’s spot rate chartered-in fleet and has acquired a 2006-built Suezmax tanker, both of which will be converted to shuttle tankers between October 2006 and March 2007. The purchase price for these two vessels, including conversion costs, is approximately $169.3 million. As of June 30, 2006, the Company has paid $8.5 million of such amount. The company intends to finance the remaining unpaid amount through additional financing or surplus cash balances, or a combination thereof. The third vessel that will be employed under these contracts is a 2003-built Suezmax shuttle tanker which is already operating in the Company’s shuttle tanker fleet. Upgrade costs for this vessel are expected to be approximately $11.5 million and to be completed in July 2006.

c) Joint Ventures

In August 2005, the Company announced that it had been awarded long-term fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options to extend up to an additional 10 years), scheduled to commence in the first half of 2008. The Company is entering into these transactions with its joint venture partner, Qatar Petroleum, which has taken a 60% interest in the vessels and time charters. In connection with this award, the joint venture has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers at a total cost of approximately $1.0 billion (of which the Company’s 40% portion is $400.7 million), excluding capitalized interest. As at June 30, 2006, payments made towards these commitments by the joint venture company totaled $200.3 million, excluding capitalized interest and other miscellaneous construction costs (of which the Company’s 40% contribution was $80.1 million). Long-term financing arrangements existed for all of the remaining $801.3 million unpaid cost of these LNG carriers. As at June 30, 2006, the remaining payments required to be made under these newbuilding contracts (including the joint venture partners’ 60% share) were $151.2 million in 2006, $449.8 million in 2007 and $200.3 million in 2008.

Under the terms of a joint venture agreement with an entity controlled by the former controlling shareholder of Teekay Shipping Spain S.L., the Company will make capital contributions to the joint venture company of $50.0 million in share premium. If the Company has not contributed the $50.0 million equity prior to April 30, 2007, it will be required to pay the other partner up to $25.0 million calculated by a pre-determined formula based on the occurrence of certain future events.

Teekay and certain of its subsidiaries have guaranteed their share of the outstanding mortgage debt in five 50%-owned joint venture companies. As at June 30, 2006, Teekay and these subsidiaries had guaranteed $116.1 million, or 50% of the total $232.2 million, in outstanding mortgage debt of the joint venture companies. These joint venture companies own an aggregate of five shuttle tankers.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

d) Long-Term Incentive Program

In 2005, the Company adopted the Vision Incentive Plan (or the Vision Plan) to reward exceptional corporate performance and shareholder returns. This Vision Plan will result in an award pool for senior management based on the following two measures: (a) economic profit from 2005 to 2010 (or the Economic Profit); and (b) market value added from 2001 to 2010 (or the Market Value Added). The Vision Plan terminates on December 31, 2010. Under the Vision Plan, the Economic Profit is the difference between the Company’s annual return on invested capital and its weighted-average cost of capital multiplied by its average invested capital employed during the year, and Market Value Added is the amount by which the average market value of the Company for the preceding 18 months exceeds the average book value of the Company for the same period.

In 2008, if the Vision Plan’s award pool has a cumulative positive balance based on the Economic Profit contributions for the preceding three years, an interim distribution may be made to participants in an amount not greater than half of the award pool. In 2011, the balance of the Vision Plan award pool will be distributed to the participants. Fifty percent of any distribution from the award pool, in each of 2008 and 2011, must be paid in a form that is equity-based, with vesting on half of this percentage deferred for one year and vesting on the remaining half of this percentage deferred for two years.

The Economic Profit contributions added to the award pool each quarter are accrued when incurred. The estimated Market Value Added contributions are accrued on a straight-line basis from the date of plan approval, which was March 9, 2005, until December 31, 2010. Any subsequent increases or decreases to the Market Value Added contribution are accrued on a straight-line basis until December 31, 2010. During the three and six months ended June 30, 2006, the Company accrued $2.8 million ($5.1 million - 2005) and $6.7 million ($10.3 million - 2005), respectively, of the Vision Plan contributions in general and administrative expenses.

e) Other

The Company has been awarded a contract by a consortium of major oil companies to construct and install on seven of its shuttle tankers volatile organic compound emissions plants, which reduce emissions during cargo operations. These plants are leased to the consortium of major oil companies. The construction and installation of these plants are expected to be completed by the end of 2006 at a total cost of approximately $105.9 million. As at June 30, 2006, the Company had made payments towards these commitments of approximately $87.9 million. As at June 30, 2006, the remaining payments required to be made towards these commitments were $18.0 million in 2006.

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

11. Vessel Sales, Writedown on Vessel and Equipment and Vessels Held for Sale

During February 2006, the Company entered into an agreement to sell one shuttle tanker built in 1981. The Company expects to record a gain of approximately $6.0 million relating to the sale upon delivery in the third quarter of 2006. The vessel is presented on the June 30, 2006 balance sheet as vessel held for sale.

During the six months ended June 30, 2006, the Company sold the shipbuilding contracts for three LNG carriers to SeaSpirit and was reimbursed for previously paid shipyard installments and other construction costs in the amount of $313.0 million (see also Note 8 and 10a).

During the three and six months ended June 30, 2006, the Company incurred a $2.2 million writedown of certain offshore equipment. This writedown occurred due to a reassessment of the estimated net realizable value of this equipment and follows a $12.3 million writedown in June 2005 arising from the early termination of a contract for this equipment.

In March 2005, the Company sold and leased back a 1991-built shuttle tanker that is now being accounted for as an operating lease. The sale generated a $2.8 million gain, which has been deferred and is being amortized over the 6.5 year term of the lease. The Company is also amortizing a deferred gain from the sale and lease back pursuant to operating leases of three vessels sold in December 2003. The results for the three and six months ended June 30, 2006 include $0.7 million ($0.7 million - 2005) and $1.4 million ($1.3 million - 2005), respectively, of amortization of these deferred gains.

12. Restructuring Charge and Other - net
	Three Months Ended		Six Months Ended
	June 30, 2006 $	June 30, 2005 $	June 30, 2006 $	June 30, 2005 $
Minority interest income (expense)	3,871	(6,482)	2,607	(7,075)
Loss on bond redemption (note 6)	-	(8,775)	(375)	(8,775)
Loss from settlement of interest rate swaps	-	(7,820)	-	(7,820)
Writeoff of capitalized loan costs	-	(7,462)	-	(7,462)
Income tax (expense) recovery	(7,040)	555	(10,824)	9,872
Loss on expiry of options to construct LNG carriers	(3,000)	-	(6,102)	-
Miscellaneous	3,439	3,439	5,931	4,595
Other - net	(2,730)	(26,545)	(8,763)	(16,665)

During the three and six months ended June 30, 2006, the Company incurred $2.6 million and $4.5 million, respectively, of restructuring costs primarily relating to the relocation of certain operational functions. During the remainder of 2006, the Company expects to incur approximately $2.0 million of further restructuring charges to complete the relocation.

13. Comprehensive Income
	Three Months Ended		Six Months Ended
	June 30, 2006 $	June 30, 2005 $	June 30, 2006 $	June 30, 2005 $
Net income	20,393	104,569	122,097	383,615
Other comprehensive income:
Unrealized gain on marketable securities	2,332	-	4,597	-
Unrealized gain (loss) on derivative instruments	40,648	(101,412)	105,158	(86,176)
Reclassification adjustment for (gain) loss on derivative instruments included in net income	(465)	9,928	(1,434)	14,704
Comprehensive income	62,908	13,085	230,418	312,143

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

14. Derivative Instruments and Hedging Activities

The Company uses derivatives only for hedging purposes. The following summarizes the Company's risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, spot market rates for vessels and bunker fuel prices.

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with foreign exchange forward contracts. As at June 30, 2006, the Company was committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 869.4 million, Canadian Dollars 16.6 million, Euros 9.0 million, Australian Dollars 9.0 million and British Pounds 6.4 million for U.S. Dollars at an average rate of Norwegian Kroner 6.41 per U.S. Dollar, Canadian Dollar 1.18 per U.S. Dollar, Euro 0.83 per U.S. Dollar, Australian Dollar 1.38 per U.S. Dollar and British Pound 0.57 per U.S. Dollar, respectively. The foreign exchange forward contracts mature as follows: $84.8 million in 2006; and $93.4 million in 2007.

As at June 30, 2006, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt, restricted cash deposits and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt and restricted cash deposits were swapped with fixed-rate obligations or fixed-rate deposits:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Liability $	Weighted-Average Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	424,851	49,584	30.6	4.9
U.S. Dollar-denominated interest rate swaps	LIBOR	520,000	27,929	6.5	4.7
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	1,025,000	36,957	16.1	5.3
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	429,275	(58,490)	30.6	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4) (5)	EURIBOR	403,023	20,167	18.0	3.8
_____________________________________________________________________________

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of June 30, 2006 ranged from 1.1% to 1.3%.

(2)
U.S. Dollar-denominated interest rate swaps are held in Teekay Nakilat to hedge its floating-rate lease obligations and floating-rate restricted cash deposits. (See Note 10a). Principal amount reduces quarterly upon delivery of each LNG newbuilding.

(3)	Inception dates of swaps are 2006 ($224 million), 2007 ($226 million) and 2009 ($575 million).

(4)	Principal amount reduces monthly to 70.1 million Euros ($89.7 million) by the maturity dates of the swap agreements.

(5)	Principal amount is the U.S. Dollar equivalent of 315.1 million Euros.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

During May 2006, the Company sold two swaptions for $2.4 million which will be amortized into earnings over the term of the swaptions. These options, if exercised, obligate the Company to enter into interest rate swap agreements whereby certain of the Company’s floating-rate debt will be swapped with fixed-rate obligations. The terms of these swaptions are as follows:

Interest Rate Index	Principal Amount (1) $	Start Date	Remaining Term (years)	Fixed Interest Rate (%)

LIBOR	150,000	August 31, 2009	12.0	4.3

LIBOR	125,000	May 15, 2007	12.0	4.0

_____________________________________________________________________________

(1)	Principal amount reduces $5.0 million semi-annually ($150.0 million) and $2.6 million quarterly ($125.0 million).

The Company hedges certain of its voyage revenues through the use of forward freight agreements. Forward freight agreements involve contracts to provide a fixed number of theoretical voyages at fixed-rates, thus hedging a portion of the Company’s exposure to the spot charter market. As at June 30, 2006, the Company was committed to forward freight agreements totaling 3.8 million metric tonnes with an aggregate notional principal amount of $24.9 million. The forward freight agreements expire between July and December 2006.

The Company hedges a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at June 30, 2006, the Company was committed to contracts totalling 20,600 metric tonnes with a weighted-average price of $293.65 per tonne. The fuel swap contracts expire between July and December 2006.

The Company is exposed to credit loss in the event of non-performance by the counter parties to the foreign exchange forward contracts, interest rate swap agreements, forward freight agreements and bunker fuel swap contracts; however, the Company does not anticipate non-performance by any of the counter parties.

During the six months ended June 30, 2006, the Company recognized a net gain of $0.2 million ($1.0 million loss - 2005), relating to the ineffective portion of its interest rate swap agreements and foreign currency forward contracts. The ineffective portion of these derivative instruments is presented as interest expense and other (loss) income, respectively. The ineffective portion during the three month ended June 30, 2006 was nominal ($0.9 million loss - 2005).

As at June 30, 2006 and December 31, 2005, the Company’s accumulated other comprehensive income (loss) consisted of the following components:

	June 30, 2006 $	December 31, 2005 $

Unrealized gain (loss) on derivative instruments	36,242	(67,482)
Unrealized gain (loss) on marketable securities	3,249	(1,348)
	39,491	(68,830)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

15. Earnings Per Share
	Three Months Ended		Six Months Ended
	June 30, 2006 $	June 30, 2005 $	June 30, 2006 $	June 30, 2005 $
Net income available for common stockholders	20,393	104,569	122,097	383,615

Weighted-average number of common shares	74,253,710	79,953,740	73,209,590	81,279,750
Dilutive effect of employee stock options and restricted stock awards	1,531,204	2,122,340	1,576,516	2,158,280
Dilutive effect of Equity Units	-	3,238,735	723,178	3,303,681
Common stock and common stock equivalents	75,784,914	85,314,815	75,509,284	86,741,711

Earnings per common share:
- Basic	0.27	1.31	1.67	4.72
- Diluted	0.27	1.23	1.62	4.42

For both the three and six months ended June 30, 2006, the anti-dilutive effect of 1.6 million shares attributable to outstanding stock options was excluded from the calculations of diluted earnings per share. For both the three and six months ended June 30, 2005, the anti-dilutive effect of 0.6 million shares attributable to outstanding stock options were excluded from the calculations of diluted earnings per share.

16. Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (or FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 will require companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not determined the effect, if any, that the adoption of FIN 48 will have on the Company’s consolidated financial position or results of operations.

17. Subsequent Events

During July 2006, the Company exercised options to have constructed two newbuilding Suezmax tankers for a total cost of approximately $162 million, scheduled for delivery in early 2009.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
JUNE 30, 2006
PART I - FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Teekay is one of the world’s leading providers of international crude oil and petroleum product transportation services. We estimate that we transported more than 10 percent of the world’s seaborne oil in 2005. Through our publicly listed subsidiary, Teekay LNG Partners L.P. (or Teekay LNG), we have expanded into the liquefied natural gas (or LNG) shipping sector. As at June 30, 2006, our fleet (excluding vessels managed for third parties) consisted of 144 vessels (including 45 vessels time-chartered-in, 21 newbuildings on order, and five vessels owned through joint ventures). Our conventional oil tankers (including newbuildings) provide a total cargo-carrying capacity of approximately 16.3 million deadweight tonnes (or mdwt), and our LNG and liquid petroleum gas carriers (including newbuildings) have total cargo-carrying capacity of approximately 2.2 million cubic meters.

Our voyage revenues are derived from:

•	Voyage charters, which are charters for shorter intervals that are priced on a current, or “spot,” market rate;
•
Time charters and bareboat charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component, based on inflation, interest rates or current market rates; and

•	Contracts of affreightment, where we carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter(1)	Time-Charter	Bareboat-Charter	Contract of Affreightment
Typical contract length	Single voyage	One year or more	One year or more	One year or more
Hire rate basis(2)	Varies	Daily	Daily	Typically daily
Voyage expenses(3)	We pay	Customer pays	Customer pays	We pay
Vessel operating expenses(3)	We pay	We pay	Customer pays	We pay
Off-hire(4)	Customer does not pay	Varies	Customer typically pays	Customer typically does not pay
_____________________________________________________________________________

(1) Under a consecutive voyage charter, the customer pays for idle time.
(2) “Hire” rate refers to the basic payment from the charterer for the use of the vessel.
(3) Defined below under “Important Financial and Operational Terms and Concepts.”
(4) “Off-hire” refers to the time a vessel is not available for service.

Segments

Our fleet is divided into three main segments: the fixed-rate tanker segment, the fixed-rate LNG segment and the spot tanker segment.

Fixed-Rate Tanker Segment

Our fixed-rate tanker segment includes our shuttle tanker operations, floating storage and offtake vessels, a liquid petroleum gas carrier, and conventional crude oil and product tankers on long-term, fixed-rate time-charter contracts or contracts of affreightment. Our shuttle tanker business, which is operated through our business unit Teekay Navion Shuttle Tankers, includes the shuttle tanker operations of our subsidiaries Navion AS and Ugland Nordic Shipping AS. This business unit provides services to oil companies, primarily in the North Sea, under long-term, fixed-rate contracts of affreightment or time-charter contracts. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the offshore oil platforms, which generally reduces oil production. As at June 30, 2006, we had on order, for our fixed-rate tanker segment, two newbuilding conventional crude oil Aframax tankers. Upon their deliveries, which are scheduled for January and March 2008, the vessels will commence 10-year time charters to our Skaugen PetroTrans joint venture.

In February 2006, we were awarded 13-year fixed-rate contracts to charter two Suezmax shuttle tankers and one Aframax shuttle tanker to Fronape International Company, a subsidiary of Petrobras Transporte S.A., the shipping arm of Petroleo Brasileiro S.A.. In connection with these contracts, we have exercised the purchase option on a 2000-built Aframax tanker presently trading as part of our spot rate chartered-in fleet and have acquired a 2006-built Suezmax tanker, both of which will be converted to shuttle tankers between October 2006 and March 2007. The purchase price for these two vessels, including conversion costs, is approximately $169.3 million. The third vessel that will be employed under these contracts is a 2003-built Suezmax shuttle tanker which is already operating in our shuttle tanker fleet.

Fixed-Rate LNG Segment

Our fixed-rate LNG segment consists of LNG carriers subject to long-term, fixed-rate time charter contracts. We entered the LNG shipping sector through our acquisition of Teekay Shipping Spain, S.L. (or Teekay Spain) on April 30, 2004. Our fixed-rate LNG segment includes four LNG carriers acquired as part of the Teekay Spain acquisition.

During January 2006, we entered into sale-leaseback transactions with SeaSpirit Leasing Limited (or SeaSpirit) relating to the three LNG newbuilding carriers that, upon delivery, will provide service under long-term contracts with Ras Lafan Liquefied Natural Gas Co. Limited II (or RasGas II), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. In connection with the sale-leaseback transactions, we sold the shipbuilding contracts to SeaSpirit and entered into 30-year leases for the three LNG carriers. SeaSpirit reimbursed us $313.0 million (including our partner’s 30% interest) for previously paid shipyard installments and other construction costs. We used these proceeds to fund restricted cash deposits relating to the capital leases. The benefits of this lease arrangement are expected to effectively reduce the equity portion of our 70% interest in the three newbuildings by approximately $40 million, from approximately $93 million to approximately $53 million. The deliveries of these newbuildings are scheduled for the fourth quarter of 2006 and the first quarter of 2007. Please read Item 1 - Financial Statements: Note 8 - Capital Leases and Restricted Cash.

As at June 30, 2006, we had six newbuilding LNG carriers on order. Two of these carriers, in which we have a 70% interest, will commence service under 20-year, fixed-rate time charters to The Tangguh Production Sharing Contractors, a consortium led by BP Berau, a subsidiary of BP plc, upon vessel deliveries, which are scheduled for late 2008 and early 2009. We will have operational responsibility for the vessels in this project. In accordance with an existing agreement, we are required to offer our ownership interest in these carriers and related charter contracts to Teekay LNG. The remaining 30% interest in the project is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Tanker Tbk.

The other four newbuilding LNG carriers, in which we have a 40% interest, will commence service under 25-year, fixed-rate time charters (with options to extend up to an additional 10 years) to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation, upon vessel deliveries, which are scheduled for the first half of 2008. The remaining 60% interest in the project is held by Qatar Gas Transport Company Ltd. We will have operational responsibility for the vessels in this project. Under the charters, Qatar Gas Transport Company Ltd. may assume operational responsibility beginning 10 years following delivery of the vessels. In accordance with an existing agreement, we are required to offer our ownership interest in these vessels and related charter contracts to Teekay LNG.

Spot Tanker Segment

Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. Substantially all of our conventional Aframax, large product, medium product and small product tankers are among the vessels included in the spot tanker segment. Our spot market operations contribute to the volatility of our revenues, cash flow from operations and net income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. As at June 30, 2006, we had four large product newbuilding tankers scheduled to be delivered between November 2006 and April 2007 and six Suezmax newbuilding tankers scheduled to be delivered between August 2008 and August 2009. During July 2006, we exercised options to have constructed two Suezmax newbuilding tankers for a total cost of approximately $162 million, scheduled for delivery in early 2009.

Public Offerings by Teekay LNG Partners L.P.

On May 10, 2005, Teekay LNG sold, as part of an initial public offering, 6.9 million of its common units at $22.00 per unit for proceeds of $135.7 million, net of $16.1 million of commissions and other expenses associated with the offering.

In November 2005, Teekay LNG completed a follow-on public offering of 4.6 million common units at a price of $27.40 per unit. Proceeds from the follow-on offering were $120.0 million, net of an estimated $6.0 million of commissions and other expenses associated with the offering. As of June 30, 2006, we owned a 67.8% interest in Teekay LNG, including our 2% general partner interest. Please read Item 1 - Financial Statements: Note 3 - Public Offerings of Teekay LNG Partners L.P.

Sale of Three Suezmax Tankers to Teekay LNG Partners L.P.

In November 2005, we sold to Teekay LNG three double-hulled Suezmax class crude oil tankers and related long-term, fixed-rate time charters for an aggregate price of $180.0 million. These vessels, the African Spirit, the Asian Spirit and the European Spirit, are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. Teekay LNG financed the acquisition with the net proceeds of the previously-mentioned follow-on public offering of its common units, together with borrowings under a revolving credit facility and cash balances.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Voyage Revenues. Voyage revenues primarily include revenues from voyage charters, time charters and contracts of affreightment. Voyage revenues are affected by hire rates and the number of calendar-ship-days a vessel operates. Voyage revenues are also affected by the mix of business between voyage charters, time charters and contracts of affreightment. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Forward Freight Agreements. We are exposed to market risk for vessels in our spot tanker segment from changes in spot market rates for vessels. In certain cases, we use forward freight agreements (or FFAs) to manage this risk. FFAs involve contracts to provide a fixed number of theoretical voyages at fixed-rates, thus hedging a portion of our exposure to the spot charter market. These agreements are recorded as assets or liabilities and measured at fair value. Changes in the fair value of the FFAs are recognized in other comprehensive income (loss) until the hedged item is recognized as voyage revenues in income. The ineffective portion of a change in fair value is immediately recognized into income through voyage revenues.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and by us under voyage charters and contracts of affreightment. When we pay voyage expenses, we typically add them to our hire rates at an approximate cost.

Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different forms of charters. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States (or GAAP).

Vessel Operating Expenses. Under all types of charters for our vessels, except for bareboat charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

Income from Vessel Operations. To assist us in evaluating our operations by segment, we analyze our income from vessel operations for each segment, which represents the income we receive from the segment after deducting operating expenses, but prior to the deduction of interest expense, income taxes, foreign currency and other income and losses.

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of a five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking or intermediate survey that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period, and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of:

•  charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

•  charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

•  charges related to the amortization of the fair value of the time charters, contracts of affreightment and intellectual property where amounts have been attributed to those items in acquisitions. These amounts are amortized over the period during which the asset is expected to contribute to our future cash flows.

Time Charter Equivalent Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net voyage revenues level in terms of "time-charter equivalent" (or TCE) rates, which represent net voyage revenues divided by revenue days.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs, drydockings or mandated surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available for the vessel to earn revenue, yet is not employed, are included in revenue days. We use revenue days to explain changes in our net voyage revenues between periods.

Calendar-ship-days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. As a result, we use calendar ship days in explaining changes in vessel operating expenses, time charter hire expense and depreciation and amortization.

Restricted Cash Deposits. Under capital lease arrangements for two of our LNG carriers, we (a) borrow under term loans and deposit the proceeds into restricted cash accounts and (b) enter into capital leases, or bareboat charters, for the vessels. The restricted cash deposits, together with interest earned thereon, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms. During vessel construction, we borrowed under the term loans and made restricted cash deposits equal to construction installment payments. We also maintain restricted cash deposits relating to certain term loans and other obligations, such as the lease agreements for the RasGas II LNG carriers. Please read Item 1 - Financial Statements: Note 8 - Capital Leases and Restricted Cash.

Tanker Market Overview

During the second quarter of 2006, crude tanker freight rates did not follow their normal seasonal pattern of steadily declining into the summer as oil imports continued at a relatively high level. Although freight rates did experience some weakness at the beginning of the second quarter due to heavier than normal refinery maintenance, rates rebounded toward the end of the quarter as the refineries came back on-line and oil imports returned to a high level.

Product tanker rates remained at firm levels, compared to historical averages, due in part to high volumes of product imports into the United States and an increase in West African product imports as a result of refinery outages in Nigeria.

Global oil demand, an underlying driver of oil tanker demand, declined to 83.1 million barrels per day (or mb/d) during the second quarter of 2006, a decrease of 1.8 mb/d from the previous quarter but was 0.7 mb/d, or 0.9% higher than the second quarter of 2005. On August 11, 2006, the International Energy Agency (or IEA) reiterated its forecast of strong oil demand growth in the second half of 2006, with demand in the fourth quarter estimated to be 3.2 mb/d, or 3.9% higher than the second quarter of 2006. For 2007, the IEA forecasts a further increase in oil demand of 1.6 mb/d to 86.4 mb/d, 1.9% higher than forecasted demand for 2006.

Global oil supply, a direct driver of tanker demand, averaged 85.0 mb/d, unchanged from the record high level of the previous quarter, and 0.2 mb/d higher than the second quarter of 2005.

The size of the world tanker fleet rose to 366.9 mdwt as of June 30, 2006, up 4.1 mdwt, or 1.1%, from the end of the previous quarter. Deletions, including vessels converted for offshore projects and thus removed from the trading tanker fleet, aggregated 1.0 mdwt in the second quarter of 2006 compared to 0.9 mdwt in the previous quarter. Deliveries of tanker newbuildings during the second quarter of 2006 declined to 5.1 mdwt from 7.0 mdwt during the first quarter of 2006.

As of June 30, 2006, the world tanker orderbook stood at 110.0 mdwt, representing 30% of the total world tanker fleet, compared to 101.7 mdwt, or 28%, as of March 31, 2006.

Results of Operations

In accordance with GAAP, we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter contracts the customer usually pays the voyage expenses, while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net voyage revenues (i.e. voyage revenues less voyage expenses) and TCE rates of our three reportable segments where applicable. Please read Item 1 - Financial Statements: Note 2 - Segment Reporting.

The following tables compare our operating results by reportable segment for the three and six months ended June 30, 2006 and 2005, and compare our net voyage revenues (which is a non-GAAP financial measure) by reportable segment for the three and six months ended June 30, 2006 and 2005 to voyage revenues, the most directly comparable GAAP financial measure:

	Three Months Ended June 30, 2006				Three Months Ended June 30, 2005
	Fixed-Rate Tanker Segment ($000’s)	Fixed-Rate LNG Segment ($000’s)	Spot Tanker Segment ($000’s)	Total ($000’s)	Fixed-Rate Tanker Segment ($000’s)	Fixed-Rate LNG Segment ($000’s)	Spot Tanker Segment ($000’s)	Total ($000’s)

Voyage revenues	178,852	22,519	221,216	422,587	188,796	24,778	266,566	480,140
Voyage expenses	19,622	400	91,395	111,417	16,940	2	81,354	98,296
Net voyage revenues	159,230	22,119	129,821	311,170	171,856	24,776	185,212	381,844
Vessel operating expenses	33,012	4,828	13,863	51,703	31,453	3,820	16,068	51,341
Time charter hire expense	44,462	-	50,241	94,703	52,174	-	72,280	124,454
Depreciation and amortization	29,294	7,755	13,108	50,157	30,099	7,523	12,684	50,306
General and administrative(1)	15,878	3,374	22,204	41,456	13,607	3,262	23,310	40,179
Writedown / (gain) on sale of vessels and equipment	1,950	-	(300)	1,650	10,253	-	(26,147)	(15,894)
Restructuring charge	-	-	2,579	2,579	-	-	-	-
Income from vessel operations	34,634	6,162	28,126	68,922	34,270	10,171	87,017	131,458

	Six Months Ended June 30, 2006				Six Months Ended June 30, 2005
	Fixed-Rate Tanker Segment ($000’s)	Fixed-Rate LNG Segment ($000’s)	Spot Tanker Segment ($000’s)	Total ($000’s)	Fixed-Rate Tanker Segment ($000’s)	Fixed-Rate LNG Segment ($000’s)	Spot Tanker Segment ($000’s)	Total ($000’s)

Voyage revenues	374,521	46,219	527,843	948,583	360,958	49,043	587,550	997,551
Voyage expenses	42,754	400	201,874	245,028	31,225	50	165,550	196,825
Net voyage revenues	331,767	45,819	325,969	703,555	329,733	48,993	422,000	800,726
Vessel operating expenses	67,895	8,521	28,511	104,927	63,743	8,163	33,875	105,781
Time charter hire expense	94,383	-	104,744	199,127	94,540	-	138,496	233,036
Depreciation and amortization	58,905	15,433	26,303	100,641	60,794	15,045	28,550	104,389
General and administrative(1)	30,417	6,755	44,544	81,716	26,040	6,202	41,635	73,877
Writedown / (gain) on sale of vessels and equipment	1,845	-	(802)	1,043	5,369	-	(123,116)	(117,747)
Restructuring charge	-	-	4,466	4,466	-	-	-	-
Income from vessel operations	78,322	15,110	118,203	211,635	79,247	19,583	302,560	401,390

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Fixed-Rate Tanker Segment

The following table provides a summary of the change in calendar-ship-days by owned and chartered-in vessels for our fixed-rate tanker segment:

	Three Months Ended June 30,			Six Months Ended June 30,
	2006 (Calendar Days)	2005 (Calendar Days)	Percentage Change (%)	2006 (Calendar Days)	2005 (Calendar Days)	Percentage Change (%)

Owned Vessels	3,783	3,639	4.0	7,383	7,396	(0.2)
Chartered-in Vessels	1,467	1,663	(11.8)	2,907	2,942	(1.2)
Total	5,250	5,302	(1.0)	10,290	10,338	(0.5)

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) decreased slightly for the three and six months ended June 30, 2006, compared to the same periods last year. These decreases were primarily the result of:

•	a reduction in our in-chartered fleet; and

•	the sale of two older shuttle tankers in 2005;

partially offset by

•	the delivery of a Suezmax tanker newbuilding in July 2005;

•	the inclusion of an Aframax tanker, previously operating in our spot tanker segment, that commenced service under a long-term charter during the fourth quarter of 2005 (the Aframax Transfer); and

•	the inclusion of a chartered-in VLCC, previously operating in our spot tanker segment, that commenced service under a long-term charter in April 2005 (the VLCC Transfer).

Net Voyage Revenues. Net voyage revenues decreased by 7.3% to $159.2 million for the three months ended June 30, 2006, from $171.9 for the same period last year. Net voyage revenues increased slightly to $331.8 million for the six months ended June 30, 2006, from $329.7 million for the same period last year. These changes were primarily due to:

•	increases of $3.4 million and $7.5 million, respectively, relating to the Suezmax delivery in July 2005;

•	increases of $2.1 million and $4.1 million, respectively, relating to the Aframax Transfer;

•	increases of $0.8 million and $1.9 million, respectively, relating to scheduled rate adjustments on some of our long-term time charters; and

•	an increase of $5.0 million for the six months ended June 30, 2006 relating to the VLCC Transfer;

partially offset by

•
decreases of $12.6 million and $2.8 million, respectively, relating to lower utilization of our shuttle tanker fleet due to lower oil production levels and earlier seasonal maintenance of offshore oil facilities than in the prior year. The decrease for the six months ended June 30, 2006 was partially offset by an increase in revenues from our shuttle tanker fleet for the three months ended March 31, 2006 compared to the same period in 2005, primarily due to unscheduled temporary shutdowns of oil production on three oil fields in the North Sea in the first quarter of 2005;

•	decreases of $4.6 million and $7.7 million, respectively, relating to the completion of a contract of affreightment primarily serviced by a chartered-in methanol carrier in late 2005; and

•	decreases of $1.8 million and $5.9 million, respectively, relating to the sale of two older shuttle tankers during 2005.

During the three and six months ended June 30, 2006, approximately 51% and 47%, respectively, of our net voyage revenues were earned by the vessels in the fixed-rate tanker segment, compared to approximately 45% and 41% in the same periods last year, primarily due to the reduction in the contribution from our spot rate segment.

Vessel Operating Expenses. Vessel operating expenses increased 5.0% and 6.5%, respectively, to $33.0 million and $67.9 million for the three and six months ended June 30, 2006, from $31.5 million and $63.7 million for the same periods last year, primarily due to:

•	increases of $1.2 million and $3.5 million, respectively, due to increased crew related costs, and repairs and maintenance relating to certain vessels in our shuttle tanker fleet;

•	increases of $0.6 million and $1.2 million, respectively, relating to the Suezmax delivery in July 2005;

•	increases of $0.4 million and $1.0 million, respectively, relating to the Aframax Transfer; and

•
increases of $0.1 million and $1.4 million, respectively, from the depreciation of the U.S. Dollar from corresponding 2005 levels relative to other currencies in which we pay certain vessel operating expenses;

partially offset by

•	decreases of $0.8 million and $2.9 million, respectively, from the sale of two older shuttle tankers during 2005.

Time-Charter Hire Expense. Time-charter hire expense decreased 14.8% and 0.2%, respectively, to $44.5 million and $94.4 million for the three and six months ended June 30, 2006, compared to $52.2 million and $94.5 million for the same periods last year. The decrease for the three months ended June 30, 2006 is primarily due to a 11.8% decrease in the average number of vessels chartered-in and a 3.4% decrease in the average per day time-charter rates on our shuttle tankers. The decrease for the six months ended June 30, 2006 is primarily due to a 1.2% decrease in the average number of vessels chartered-in, partially offset by a 1.0% increase in the average per day time-charter rates on our shuttle tankers.

Depreciation and Amortization. Depreciation and amortization expense decreased 2.7% and 3.1%, respectively, to $29.3 million and $58.9 million for the three and six months ended June 30, 2006, from $30.1 million and $60.8 million for the same periods last year, primarily due to:

•	decreases of $1.0 million and $2.0 million, respectively, relating to a reduction in amortization from the contracts of affreightment we acquired as part of our acquisition of Navion AS during 2003;

•	decreases of $0.5 million and $1.0 million, respectively, relating to the sale of two older shuttle tankers during 2005, and the sale and leaseback of one shuttle tanker in 2005; and

•	decreases of $0.4 million and $0.9 million, respectively, in amortization of drydocking costs on our shuttle tanker fleet for the six months ended June 30, 2006;

partially offset by

•	increases of $1.0 million and $2.0 million, respectively, relating to the Aframax Transfer and the Suezmax delivery during 2005 to our fixed-rate tanker segment.

Depreciation and amortization expense included amortization of drydocking costs of $1.9 million and $3.9 million, respectively, for the three and six months ended June 30, 2006, compared to $2.1 million and $4.3 million for the same periods last year, and included amortization of contracts of $3.1 million and $6.2 million, respectively, for the three and six months ended June 30, 2006, compared to $4.1 million and $8.1 million for the same periods last year.

Writedown and Gain on Sale of Vessel and Equipment. Vessel and equipment writedown and gain on sale of vessel for the three and six months ended June 30, 2006 was a net loss of $2.0 million and $1.8 million, respectively, which was comprised of:

•
a $2.2 million writedown of certain offshore equipment that occurred due to a reassessment of the estimated net realizable value of this equipment and follows a $12.3 million writedown in June 2005 arising from the early termination of a contract for this equipment; and

partially offset by

•	gains of $0.2 million and $0.3 million, respectively, from amortization of a deferred gain on the sale and leaseback of one shuttle tanker in March 2005.

Writedown and gain on sale of vessel and equipment was $10.3 million and $5.4 million, respectively, for the three and six months ended June 30, 2005, and was primarily related to a $10.2 million writedown of the previously mentioned equipment, partially offset by a $4.8 million gain on the sale of an older shuttle tanker in the first quarter of 2005.

Fixed-Rate LNG Segment

The following table provides a summary of the change in calendar-ship-days for our fixed-rate LNG segment:

	Three Months Ended June 30,			Six Months Ended June 30,
	2006 (Calendar Days)	2005 (Calendar Days)	Percentage Change (%)	2006 (Calendar Days)	2005 (Calendar Days)	Percentage Change (%)

Owned Vessels	364	364	-	724	724	-

On May 10, 2005, our subsidiary Teekay LNG issued 6,900,000 common units as part of its initial public offering, effectively reducing our ownership of Teekay LNG to 77.7%. In November 2005, Teekay LNG issued an additional 4,600,000 common units, further reducing our ownership of Teekay LNG to 67.8%. Please read “-- Public Offerings by Teekay LNG Partners L.P.” above. As of June 30, 2006, all of the vessels in our fixed-rate LNG segment were owned by Teekay LNG. The results below reflect 100% of these vessels. The minority owners’ share of the results of these vessels is reflected as minority interest expense contained in other - net in our consolidated statements of income.

Net Voyage Revenues. Net voyage revenues for the fixed-rate LNG segment decreased 10.7% and 6.5%, respectively, to $22.1 million and $45.8 million for the three and six months ended June 30, 2006, from $24.8 million and $49.0 million for the same periods last year primarily due to:

•	a decrease of $2.2 million due to the Catalunya Spirit being off-hire for 33.1 days to complete repairs and for a scheduled drydock during the second quarter of 2006; and

•
decreases of $0.6 million and $1.9 million, respectively, due to the effect on our Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar during the three and six months ended June 30, 2006, compared to the same periods last year;

partially offset by

•	an increase of $0.8 million from 15.2 days of off-hire for one of our LNG carriers during February 2005.

During both the three and six months ended June 30, 2006, approximately 7% of our net voyage revenues were earned by the vessels in the fixed-rate LNG segment, compared to approximately 6% in the same periods last year, primarily due to the reduction in the contribution from our spot rate segment.

Vessel Operating Expenses. Vessel operating expenses increased 26.4% and 4.4%, respectively, to $4.8 million and $8.5 million for the three and six months ended June 30, 2006, from $3.8 million and $8.2 million for the same periods last year primarily due to:

•	an increase of $1.0 million of repair costs for the Catalunya Spirit incurred during the second quarter of 2006 in excess of estimated insurance recoveries;

partially offset by

•	a decrease of $0.7 million primarily relating to repair and maintenance work completed on one of our LNG carriers during February 2005; and

•
decreases of $0.2 million and $0.4 million, respectively, due to the effect on our Euro-denominated vessel operating expenses from the weakening of the Euro against the U.S. Dollar during the three and six months ended June 30, 2006, compared to the same periods last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew).

Depreciation and Amortization. Depreciation and amortization increased 3.1% and 2.6% to $7.8 million and $15.4 million for the three and six months ended June 30, 2006, from $7.5 million and $15.0 million for the same periods last year primarily due to an increase of $0.2 million resulting from the amortization of drydock expenditures incurred during 2005 and 2006.

Depreciation and amortization expense in the fixed-rate LNG segment for both the three and six months ended June 30, 2006 and the same periods last year included $2.2 million and $4.4 million, respectively, of amortization of time-charter contracts acquired as part of the Teekay Spain acquisition.

Spot Tanker Segment

TCE rates for the vessels in our spot tanker segment primarily depend on oil production and consumption levels, the number of vessels in the worldwide tanker fleet scrapped, the number of newbuildings delivered and charterers' preference for modern tankers. As a result of our significant dependence on the tanker spot market, any fluctuations in TCE rates affect our revenues and earnings. Our average TCE rate for the vessels in our spot tanker segment decreased 16.4% and 4.6%, respectively, to $26,126 and $32,277 for the three and six months ended June 30, 2006, from $31,233 and $33,822 for the same periods last year.

The following tables outline the TCE rates earned by the vessels in our spot tanker segment for the three and six months ended June 30, 2006 and 2005 and include the effect of forward freight agreements (or FFAs), which we enter into at times as hedges against a portion of our exposure to spot market rates:

	Three Months Ended June 30, 2006			Three Months Ended June 30, 2005
Vessel Type	Net Voyage Revenues ($000’s)	Revenue Days	TCE per Revenue Day ($)	Net Voyage Revenues ($000’s)	Revenue Days	TCE per Revenue Day ($)

Suezmax Tankers (1)	10,932	420	26,029	24,538	577	42,527
Aframax Tankers(1)	85,412	2,926	29,191	123,294	3,575	34,496
Large/Medium Product Tankers	18,714	715	26,173	22,293	782	28,508
Small Product Tankers	14,763	908	16,259	15,087	996	15,148
Totals	129,821	4,969	26,126	185,212	5,930	31,233

(1)
Results for the three months ended June 30, 2005 for our Suezmax tankers include realized losses from FFAs of $0.8 million ($1,460 per revenue day). Results for the three months ended June 30, 2006 and 2005 for our Aframax tankers include realized gains from FFAs of $1.2 million ($422 per revenue day) and $0.2 million ($50 per revenue day), respectively.

	Six Months Ended June 30, 2006			Six Months Ended June 30, 2005
Vessel Type	Net Voyage Revenues ($000’s)	Revenue Days	TCE per Revenue Day ($)	Net Voyage Revenues ($000’s)	Revenue Days	TCE per Revenue Day ($)

Very Large Crude Carriers	-	-	-	8,356	90	92,844
Suezmax Tankers (1)	30,425	780	39,006	45,525	1,117	40,756
Aframax Tankers(1)	215,087	5,852	36,754	294,499	7,896	37,301
Large/Medium Product Tankers	50,311	1,663	30,253	42,959	1,429	30,062
Small Product Tankers	30,146	1,804	16,711	30,661	1,945	15,764
Totals	325,969	10,099	32,277	422,000	12,477	33,822

(1)
Results for the six months ended June 30, 2005 for our Suezmax tankers include realized losses from FFAs of $2.9 million ($2,612 per revenue day). Results for the six months ended June 30, 2006 and 2005 for our Aframax tankers include realized gains from FFAs of $1.4 million ($243 per revenue day) and $0.5 million ($60 per revenue day), respectively.

During the three and six months ended June 30, 2006, approximately 42% and 46%, respectively, of our net voyage revenues were earned by the vessels in the spot tanker segment, compared to approximately 49% and 53% in the same periods last year. These percentage decreases were due primarily to the sale of a number of older vessels from our spot tanker segment during 2005, the decrease in average spot tanker rates for the three and six months ended 2006 compared to the same periods in 2005 and a decrease in the number of chartered-in vessels in our spot tanker segment, partially offset by newbuilding deliveries.

The following table provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels in our spot tanker segment:

	Three Months Ended June 30,			Six Months Ended June 30,
	2006 (Calendar Days)	2005 (Calendar Days)	Percentage Change (%)	2006 (Calendar Days)	2005 (Calendar Days)	Percentage Change (%)

Owned Vessels	2,366	2,384	(0.8)	4,706	5,597	(15.9)
Chartered-in Vessels	2,603	3,633	(28.4)	5,404	7,006	(22.9)
Total	4,969	6,017	(17.4)	10,110	12,603	(19.8)

The decreases in the average fleet size of our spot tanker fleet (including vessels chartered-in) for the three and six months ended June 30, 2006 were primarily the result of:

•	the sale of 13 older Aframax tankers and one older Suezmax tanker in 2005 (collectively, the Spot Tanker Dispositions);

•	the net decrease of the number of chartered-in vessels which was primarily Aframax tankers;

•	the Aframax Transfer; and

•	the VLCC Transfer;

partially offset by

•	the delivery of four new Aframax tankers in 2005 (collectively, the Spot Tanker Deliveries).

Net Voyage Revenues. Net voyage revenues for the spot tanker segment decreased 29.9% and 22.8%, respectively, to $129.8 million and $326.0 million for the three and six months ended June 30, 2006, from $185.2 million and $422.0 million for the same periods last year, primarily due to:

•
decreases of $50.8 million and $51.2 million, respectively, from the decreases in the number of chartered-in vessels and the decreases in our average TCE rate, partially offset by the impact of our FFA’s mentioned above;

•	decreases of $6.7 million and $47.6 million, respectively, relating to the Spot Tanker Dispositions;

•	decreases of $3.9 million and $6.1 million, respectively, relating to the Aframax Transfer; and

•	a decrease of $8.4 million relating to the VLCC Transfer for the six months ended June 30, 2006;

partially offset by

•	increases of $6.0 million and $17.3 million, respectively, relating to Spot Tanker Deliveries.

Vessel Operating Expenses. Vessel operating expenses decreased 13.7% and 15.8%, respectively, to $13.9 million and $28.5 million for the three and six months ended June 30, 2006, from $16.1 million and $33.9 million for the same periods last year, primarily due to:

•	decreases of $1.9 million and $7.3 million, respectively, relating to the Spot Tanker Dispositions;

•	a decrease of $1.0 million for the three months ended June 30, 2006, primarily relating to the timing of expenditures for compliance with regulatory and customer requirements; and

•	decreases of $0.5 million and $0.9 million, respectively, relating to the Aframax Transfer;

partially offset by

•	increases of $1.1 million and $2.6 million, respectively, relating to Spot Tanker Deliveries.

Time-Charter Hire Expense. Time-charter hire expense decreased 30.5% and 24.4%, respectively, to $50.2 million and $104.7 million for the three and six months ended June 30, 2006, from $72.3 million and $138.5 million for the same periods last year, primarily due to:

•
decreases of $22.1 million and $31.3 million, respectively, relating to the net decrease of the number of chartered-in vessels and decreases of 3.0% and 2.0%, respectively, in our average per day time-charter hire expense to $19,301 per day and $19,383 per day for the three and six months ended June 30, 2006, from $19,895 per day and $19,768 per day for the same periods last year; and

•	a decrease of $2.5 million relating to the VLCC Transfer for the six months ended June 30, 2006.

Depreciation and Amortization. Depreciation and amortization expense increased 3.3% to $13.1 million for the three months ended June 30, 2006, from $12.7 million for the same period last year. Depreciation and amortization expense decreased 7.9% to $26.3 million for the six months ended June 30, 2006, from $28.6 million for the same period last year. These changes were primarily due to:

•	increases of $1.0 million and $2.3 million, respectively, relating to Spot Tanker Deliveries;

partially offset by

•	decreases of $0.4 million and $0.7 million, respectively, relating to the Aframax Transfer; and

•	decreases of $0.2 million and $3.8 million, respectively, relating to the Spot Tanker Dispositions.

Drydock amortization was $1.6 million and $3.2 million, respectively, for the three and six months ended June 30, 2006, compared to $1.5 million and $3.4 million for the same periods last year. The decrease in drydock amortization for the six months ended June 30, 2006 was primarily due to the dispositions of older vessels.

Gain on Sale of Vessels. Gain on sale of vessels for the three and six months ended June 30, 2006 primarily reflects $0.6 million and $1.2 million, respectively, of amortization of a deferred gain on the sale and leaseback of three Aframax tankers in December 2003, partially offset by adjustments on vessels sold in 2005. Gain on sale of vessels for the three months ended June 30, 2005 reflects gains of $26.1 million, which include $25.5 million of gains from the sale of three older Aframax vessels and one Suezmax tanker built in 1990, as well as $0.6 million of amortization of a deferred gain on the sale and leaseback of three Aframax tankers in December 2003. Gain on sale of vessels for the six months ended June 30, 2005 reflects gains of $123.1 million, which include $121.9 million of gains from the sale of 11 older Aframax vessels, one Suezmax tanker built in 1990 and a Suezmax tanker newbuilding, as well as $1.2 million of amortization of a deferred gain on the sale and leaseback of the three Aframax tankers in December 2003.

Restructuring Charges. We incurred restructuring charges of $2.6 million and $4.5 million, respectively, for the three and six months ended June 30, 2006 relating to the relocation of certain operational functions from our Vancouver, Canada office to locations closer to where our customers are located and to where our ships operate. During the remainder of 2006, we expect to incur approximately $2.0 million of further restructuring charges as we complete this relocation. We did not incur any restructuring charges in the three or six months ended June 30, 2005.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased 3.2% and 10.6%, respectively, to $41.5 million and $81.7 million for the three and six months ended June 30, 2006, from $40.2 million and $73.9 million for the same periods last year. These increases primarily reflect:

• increases of $2.3 million and $4.3 million, respectively, relating to employee stock option compensation;

• increases of $1.0 million and $2.6 million, respectively, from the depreciation of the U.S. Dollar from corresponding 2005 levels relative to other currencies in which we pay certain general and administrative expenses;

• an increase of $1.0 million for both the three and six months ended June 30, 2006, relating to an increase in the accrual for performance-based bonuses;

• increases of $0.6 million and $2.1 million, respectively, in severance costs;

• increases of $0.4 million and $0.7 million, respectively, due to the costs associated with Teekay LNG becoming a public entity in the second quarter of 2005; and

• an increase of $0.3 million during the six months ended June 30, 2006, from the grant of 0.7 million restricted stock units to employees in March 2005 (please read Item 1 - Financial Statements: Note 9 - Capital Stock);

partially offset by

• decreases of $2.3 million and $3.5 million, respectively, relating to the reduction in costs associated with our long-term incentive program for management (please read Item 1 - Financial Statements: Note 10 - Commitments and Contingencies - Long-Term Incentive Program); and

• a decrease of $1.7 million during the three months ended June 30, 2006, from the grant of 0.7 million restricted stock units to employees in March 2005 (please read Item 1 - Financial Statements: Note 9 - Capital Stock).

Effective January 1, 2006, we adopted the fair value recognition provisions of the Financial Accounting Standards Board Statement No. 123(R), “Share-Based Payment,” using the “modified prospective” method. Under this transition method, compensation cost is recognized in the financial statements beginning with the effective date for all share-based payments granted after January 1, 2006 and for all awards granted to employees prior to, but not yet vested as of January 1, 2006. Accordingly, prior period amounts have not been restated. As of June 30, 2006, there was $16.6 million of total unrecognized compensation cost related to nonvested stock options granted. Recognition of this compensation is expected to be $4.5 million (remainder of 2006), $7.1 million (2007), $4.2 million (2008) and $0.8 million (2009). Please read Item 1 - Financial Statements: Note 9 - Capital Stock.

Interest Expense. Interest expense increased 10.2% and 3.5%, respectively, to $36.7 million and $73.5 million for the three and six months ended June 30, 2006, from $33.3 million and $71.0 million for the same periods last year, primarily due to an increase in interest rates applicable to our floating-rate debt and the expiry of $500 million of interest rate swaps during January 2006, partially offset by the repayment of debt and the conversion of our 7.25% Premium Equity Participating Security Units in February 2006. Please read Item 1 - Financial Statements: Note 6 - Long-Term Debt. The increase in the six months ended June 30, 2006 was also partially offset by the settlement of interest rate swaps in connection with Teekay LNG’s initial public offering in May 2005.

Interest Income. Interest income increased 61.2% and 54.2%, respectively, to $13.6 million and $25.7 million for the three and six months ended June 30, 2006, from $8.4 million and $16.7 million for the same periods last year, primarily due to interest earned on cash and cash equivalents and restricted cash held in Teekay Spain relating to capital lease arrangements for two LNG carriers and on restricted cash held under the leases for the three RasGas II LNG newbuilding carriers. Please read Item 1 - Financial Statements: Note 8 - Capital Leases and Restricted Cash.

Equity (Loss) Income From Joint Ventures. Equity loss from joint ventures for the three months ended June 30, 2006 was $0.8 million, compared to an equity income of $2.9 million for the same period last year. Equity income from joint ventures decreased to $0.3 million for the six months ended June 30, 2006, compared to an increase of $5.7 million for the same period last year. These decreases are primarily due to a decline in earnings from our 50% share in

Skaugen Petrotrans, which provides lightering services primarily in the Gulf of Mexico, mainly as a result of higher in-chartering costs for the joint venture.

Foreign Exchange (Losses) Gains. Foreign exchange losses were $21.8 million and $33.3 million, respectively, for the three and six months ended June 30, 2006, compared to foreign exchange gains of $21.7 million and $47.5 million for the same periods last year, primarily due to the weakening of the U.S. Dollar relative to other currencies, particularly the Euro, since June 30, 2005. Most of our foreign currency gains or losses are attributable to the revaluation of our Euro-denominated term loans at the end of each period for financial reporting purposes, and substantially all of the gains or losses are unrealized. As of the date of this report, our Euro-denominated revenues generally approximate our Euro-denominated operating expenses and our Euro-denominated interest and principal repayments.

Other Loss. Other loss for the three and six months ended June 30, 2006 was $2.7 million and $8.8 million, respectively, and was primarily comprised of income tax expense of $7.0 million (three months) and $10.8 million (six months), loss on expiry of options to construct LNG carriers of $3.0 million (three months) and $6.1 million (six months), and a $0.4 million (six months) loss on bond redemption, partially offset by minority interest income of $3.9 million (three months) and $2.6 million (six months) and leasing income from our volatile organic compound emissions equipment.

Other loss for the three and six months ended June 30, 2005 was $26.5 million and $16.7 million, respectively, and was primarily comprised of an $8.8 million loss on bond redemption (both three and six months), loss from settlement of interest rate swaps of $7.8 million (both three and six months), writeoff of capitalized loan costs of $7.5 million (both three and six months), minority interest expense of $6.5 million (three months) and $7.1 million (six months), partially offset by income tax recovery of $0.6 million (three months) and $9.9 million (six months), and leasing income from our volatile organic compound emissions equipment. The loss from settlement of interest rate swaps and the writeoff of capitalized loan costs are non-recurring items related to debt repayments made prior to the initial public offering of Teekay LNG.

The minority interest expense in the three and six months ended June 30, 2006 and June 30, 2005 primarily reflects the minority owners share of the foreign exchange gains and losses incurred by Teekay LNG.

Net Income. As a result of the foregoing factors, net income was $20.4 million and $122.1 million, respectively, for the three and six months ended June 30, 2006, compared to $104.6 million and $383.6 million for the same periods last year.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

As at June 30, 2006, our total cash and cash equivalents was $287.2 million, compared to $237.0 million as at December 31, 2005. Our total liquidity, including cash and undrawn long-term borrowings, was $964.7 million as at June 30, 2006, down slightly from $966.8 million as at December 31, 2005. The slight decrease in liquidity was mainly the result of long-term debt repayments, scheduled reductions of revolving credit facilities, cash used for capital expenditures, share repurchases and payment of dividends, partially offset by cash generated by our operating activities during the six months ended June 30, 2006. We believe that our working capital is sufficient for our present requirements.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Six Months Ended
	June 30, 2006 ($000's)	June 30, 2005($000's)

Net operating cash flows	242,256	346,790
Net financing cash flows	(343,814)	(789,820)
Net investing cash flows	151,802	262,825

Operating Cash Flows

The decrease in net operating cash flow mainly reflects the decrease in aggregate calendar-ship-days for our fleet to 21,124 calendar-ship-days for the six months ended June 30, 2006, compared to 23,665 calendar-ship-days for the same period in 2005, and an increase in non-cash working capital.

Financing Cash Flows

Scheduled debt repayments were $10.2 million during the six months ended June 30, 2006, compared to $55.0 million during the same period last year. Debt prepayments were $259.4 million during the six months ended June 30, 2006, compared to $1.7 billion during the same period last year. We used cash generated from operations and longer-term financings to make these prepayments. Of our debt prepayments in the six months ended June 30, 2006, $256.0 million was used to prepay revolving credit facilities. In addition, we used $3.4 million to repay a portion of the 8.875% Senior Notes due July 11, 2011. Occasionally we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the facilities. Please read Item 1 - Financial Statements: Note 6 - Long-Term Debt.

As at June 30, 2006, our total long-term debt was $2.0 billion, compared to $1.8 billion as at December 31, 2005. As at June 30, 2006, our revolving credit facilities provided for borrowings of up to $1.6 billion, of which $677.5 million was undrawn. The aggregate amount available under our revolving credit facilities reduces by $73.6 million (2006), $148.2 million (2007), $363.4 million (2008), $189.7 million (2009), $91.2 million (2010) and $772.6 million (thereafter). The revolving credit facilities are collateralized by first-priority mortgages granted on 49 of our vessels, together with other related collateral, and are guaranteed by Teekay or our subsidiaries. Our unsecured 8.875% Senior Notes are due July 15, 2011. Our outstanding term loans reduce in monthly or quarterly payments with varying maturities through 2023. Some of the term loans also have balloon repayments at maturity. In February 2006, our 7.25% Premium Equity Participating Security Units due May 18, 2006 settled and are no longer outstanding. Please read Item 1 - Financial Statements: Note 6 - Long-Term Debt.

Among other matters, our long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants, and prepayment privileges (in some cases with penalties). Certain of the loan agreements require that a minimum level of free cash be maintained. As at June 30, 2006, this amount was $100.0 million. Certain of the loan agreements also require that we maintain a minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity. As at June 30, 2006, this amount was $126.2 million.

In January 2006, we entered into sale-leaseback transactions relating to the three RasGas II LNG newbuilding carriers. Under the terms of the leases as part of these transactions, we are required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. This amount was $433.5 million as at June 30, 2006. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and loans from the joint venture partners. Please read Item 1 - Financial Statements: Note 8 - Capital Leases and Restricted Cash.

Dividends paid during the six months ended June 30, 2006 were $30.6 million, or $0.415 per share.

During the six months ended June 30, 2006, we repurchased 4.5 million shares for $176.9 million, or an average of $39.17 per share, pursuant to previously-announced share repurchase programs. In June 2006, we announced a further increase to the share repurchase programs of up to $150.0 million. Please read Item 1 - Financial Statements: Note 9 - Capital Stock.

Investing Cash Flows

During the six months ended June 30, 2006, we incurred capital expenditures for vessels and equipment of $156.8 million. These capital expenditures primarily represented the installment payments on our Suezmax tankers and LNG carriers under construction.

During the six months ended June 30, 2006 and in connection with our sale-leaseback transactions involving the three RasGas II LNG carriers, we sold the shipbuilding contracts for the vessels to SeaSpirit, which reimbursed us for previously paid shipyard installments and other construction costs in the amount of $313.0 million.

Commitments and Contingencies

The following table summarizes our long-term contractual obligations as at June 30, 2006:

In millions of U.S. Dollars	Total	Balance of 2006	2007 and 2008	2009 and 2010	Beyond 2010

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	1,666.5	6.0	383.2	149.9	1,127.4
Chartered-in vessels (operating leases)	1,055.9	195.5	442.8	214.7	202.9
Commitments under capital leases (2)	318.3	14.8	161.9	104.8	36.8
Commitments under capital leases - newbuildings (3)	1,118.8	-	41.4	48.0	1,029.4
Newbuilding installments (4)	798.5	80.8	645.0	72.7	-
Vessel purchases and conversion (5)	170.1	150.6	19.5	-	-
Commitment for volatile organic compound emissions equipment	18.0	18.0	-	-	-
Total U.S. Dollar-denominated obligations	5,146.1	465.7	1,693.8	590.1	2,396.5

Euro-Denominated Obligations: (6)
Long-term debt (1)	403.0	4.5	19.4	22.4	356.7
Commitments under capital leases (2) (7)	368.6	157.6	60.9	67.2	82.9
Total Euro-denominated obligations	771.6	162.1	80.3	89.6	439.6

Total	5,917.7	627.8	1,774.1	679.7	2,836.1

(1)	Excludes interest payments.

(2)
We are committed to capital leases on one Aframax tanker, five Suezmax tankers and two LNG carriers. Each of these capital lease requires us to purchase the vessel at the end of its respective lease term. The amounts in the table include our purchase obligations for the vessels. Please read Item 1 - Financial Statements: Note 8 - Capital Leases and Restricted Cash.

(3)
We are committed to capital leases on three LNG carriers scheduled for delivery between October 2006 and February 2007. Under the terms of the leases and upon vessel delivery, we are required to have on deposit an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases. We are committed to funding an additional $102.9 million of deposits ($34.3 million - 2006 and $68.6 million - 2007) throughout the remainder of the construction period (including our partner’s 30% interest). We have long-term financing arrangements in place to fund these remaining commitments. Please read Item 1 - Financial Statements: Note 10 - Commitments and Contingencies.

(4)
Represents remaining construction costs, including the joint venture partner’s 30% interest, as applicable, but excluding capitalized interest and miscellaneous construction costs, for two Aframax tankers, four product tankers, six Suezmax tankers and two LNG carriers. Please read Item 1 - Financial Statements: Note 10 - Commitments and Contingencies.

(5)
Represents remaining purchase obligations and conversion costs, but excluding capitalized interest and miscellaneous conversion costs, for one Suezmax tanker and one Aframax tanker, and conversion costs for one Suezmax tanker. Please read Item 1 - Financial Statements: Note 10 - Commitments and Contingencies.

(6)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of June 30, 2006.

(7)
Existing restricted cash deposits, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms.

We have entered into a joint venture agreement with our 60% partner to construct four LNG carriers. As at June 30, 2006, the remaining commitments on these vessels, excluding capitalized interest and other miscellaneous construction costs, totaled $801.3 million, of which our share is $320.5 million.

Off-Balance Sheet Arrangements

We and certain of our subsidiaries have guaranteed our share of the outstanding mortgage debt in four 50%-owned joint venture companies. Please read Item 1 - Financial Statements: Note 10 - Commitments and Contingencies - Joint Ventures. We do not believe these off-balance sheet arrangements have, and we have no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, and the issuance of additional equity securities or any combination thereof.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Note 1 to our consolidated financial statements for the year ended December 31, 2005, included in our Annual Report on Form 20-F filed with the SEC.

Revenue Recognition

Description. We generate a majority of our revenues from spot voyages and voyages servicing contracts of affreightment. Within the shipping industry, the two methods used to account for voyage revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We recognize revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenues during days that the vessel is off-hire.

Judgments and Uncertainties. In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages and voyages servicing contracts of affreightment, with an exception for our shuttle tankers servicing contracts of affreightment with offshore oil fields. In this case a voyage commences with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. However we do not begin recognizing voyage revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Effect if Actual Results Differ from Assumptions. If actual results are not consistent with our estimates in applying the percentage of completion method our voyage revenues could be overstated or understated for any given period by the amount of such difference.

Vessel Lives and Impairment

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel's estimated useful life, less an estimated residual value. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for Aframax, Suezmax, VLCC and product tankers, and 35 years for LNG carriers, from the date the vessel was originally delivered from the shipyard. In the shipping industry, the use of a 25-year vessel life for Aframax, Suezmax, VLCC and product tankers has become the prevailing standard. In addition, the use of a 30 to 40 year vessel life for LNG carriers is typical. However, the actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Effect if Actual Results Differ from Assumptions. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation than before the vessel impairment.

Drydocking

Description. We capitalize a substantial portion of the costs we incur during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets.

Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking. While we typically drydock each vessel every two and a half to five years and have a shipping society classification intermediate survey performed on our LNG carriers between the second and third year of the five-year drydocking period, we may drydock the vessels at an earlier date.

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next drydock date we will adjust our annual amortization of drydocking expenditures. Amortization expense of capitalized drydock expenditures for the three and six months ended June 30, 2006 and 2005 were $3.7 million, $7.4 million, and $3.6 million and $7.7 million, respectively. As at June 30, 2006 and December 31, 2005, our capitalized drydock expenditures were $39.2 million and $39.4 million, respectively.

Goodwill and Intangible Assets

Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

Judgments and Uncertainties. The allocation of the purchase price of acquired companies to intangible assets and goodwill requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the discount rate require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

Effect if Actual Results Differ from Assumptions. In the fourth quarter of 2005, we completed our annual impairment testing of goodwill using the methodology described herein, and determined there was no impairment. If actual results are not consistent with our assumptions and estimates, we may be exposed to a goodwill impairment charge. As at June 30, 2006 and December 31, 2005, the net book value of our goodwill was $170.9 million and $170.9 million, respectively. Amortization expense of intangible assets for the three and six months ended June 30, 2006 and 2005 were $5.3 million, $10.6 million, and $6.3 million and $12.5 million, respectively. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended June 30, 2006 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding: our future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter and product tanker rates; future capital expenditures; delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term contracts; gains on sales of vessels; economic growth; benefits from lease arrangements; future restructuring charges; and Teekay’s share repurchase plan. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; the cyclical nature of the tanker industry and our dependence on oil and LNG markets; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns significantly impacting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in typical seasonal variations in tanker charter rates; changes in the offshore production of oil; competitive factors in the markets in which we operate; our potential inability to integrate effectively the operations of any future acquisitions; the potential for early termination of long-term contracts and our inability to renew or replace long-term contracts; shipyard production delays; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports, including our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the SEC. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
JUNE 30, 2006
PART I - FINANCIAL INFORMATION

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to fluctuations in foreign currency exchange rates, interest rates, bunker fuel prices and spot market rates for vessels. We use foreign currency forward contracts, interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price risks and spot market rates. Please read Item 1 - Financial Statements: Note 14 - Derivative Instruments and Hedging Activities.

The table below provides information about our financial instruments as at June 30, 2006, which are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	2006	2007	2008	2009	2010	Thereafter	Rate (10)
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:
Fixed-Rate ($U.S.)	3.6	7.2	7.2	7.2	7.2	344.5	7.4%
Average Interest Rate	4.1%	4.1%	4.1%	4.1%	4.1%	7.7%

Variable Rate ($U.S.) (1)	2.4	33.6	335.2	67.7	67.8	782.9	6.0%
Variable Rate (Euro) (2)(3)	4.5	9.4	10.0	10.8	11.6	356.7	4.1%

Capital Lease Obligations (4)(5)
Fixed-Rate ($U.S.) (6)	5.1	132.2	5.3	5.5	85.9	26.2	7.6%
Average Interest Rate (7)	7.6%	8.8%	6.3%	6.3%	5.5%	8.3%

Interest Rate Swaps: (8)
Contract Amount ($U.S.) (5)(9)	-	2.2	4.5	209.3	14.1	1,314.9	5.1%
Average Fixed Pay Rate (1)	-	6.2%	6.2%	4.3%	5.6%	5.2%
Contract Amount (Euro) (3)	4.5	9.4	10.0	10.8	11.6	356.7	3.8%
Average Fixed Pay Rate (2)	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%
_____________________________________________________________________________

(1)	Interest payments for U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(2)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(3)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of June 30, 2006.

(4)
Excludes capital lease obligations (present value of minimum lease payments) of 251.0 million Euros ($321.1 million) on two of our LNG carriers with a weighted-average fixed interest rate of 5.7%. Under the terms of these fixed-rate lease obligations, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.2%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligations, including purchase obligations. As at June 30, 2006, this amount was 255.6 million Euros ($326.9 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(5)
During January 2006, three of our subsidiaries, each of which has contracted to have built one LNG carrier sold their shipbuilding contracts and entered into 30-year leases, that will commence upon the completion of vessel construction, for these three LNG carriers. Under the terms of the leases and upon vessel delivery, we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at June 30, 2006 were $433.5 million, and the lease obligations, which upon delivery are expected to be approximately $180 million per vessel, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, we are not subject to interest rate risk from these obligations and deposits and the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at June 30, 2006, the contract amount, fair value and fixed interest rates of these interest rate swaps related to these capital lease obligations and restricted cash deposits were $424.9 million and $429.3 million, $49.6 million and ($58.5) million, 4.9% and 4.8%, respectively.

(6)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation.

(7)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(8)	The average variable receive rate for our interest rate swaps is set monthly at the 1-month LIBOR or EURIBOR, quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(9)	Includes interest rate swaps of $344.0 million, $226.0 million and $575.0 million that have inception dates of 2006, 2007 and 2009, respectively.

(10) Rate refers to the weighted-average effective interest rate for our debt, including the margin we pay on our floating-rate debt, as at June 30, 2006, and average fixed pay rate for our swap agreements, as applicable. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of June 30, 2006, ranged from 1.1% to 1.3%.

The following table sets forth further information about our foreign exchange forward contracts, interest rate swap agreements, interest rate swaptions, bunker fuel swap contracts, forward freight agreements and our long-term debt as at June 30, 2006 and December 31, 2005:

	Contract	Carrying Amount		Fair
	Amount	Asset	Liability	Value
	(in millions of U.S. dollars)
June 30, 2006
Foreign Currency Forward Contracts	178.2	8.2		8.2
Interest Rate Swap Agreements	1,943.6	134.6	58.5	76.1
Interest Rate Swaptions	275.0		0.1	(0.1)
Bunker Fuel Swap Contracts	6.0	0.6		0.6
Forward Freight Agreements	24.9		3.0	(3.0)
Debt (1)	2,650.7		2,650.7	(2,663.2)

December 31, 2005
Foreign Currency Forward Contracts	119.1		1.2	(1.2)
Interest Rate Swap Agreements	2,421.4		33.5	(33.5)
Forward Freight Agreements	35.4		0.2	(0.2)
Debt (1)	2,433.0		2,433.0	(2,466.2)
_____________________________________________________________________________

(1)	Includes capital lease obligations and loan from joint venture partner.

For a more comprehensive discussion related to the general characteristics of Quantitative and Qualitative Disclosures about Market Risk, please refer to Item 11 - Quantitative and Qualitative Disclosures about Market Risk contained in our Annual Report on Form 20-F for the year ended December 31, 2005.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
June 30, 2006
PART II - OTHER INFORMATION

Item 1 - Legal Proceedings

None

Item 1A - Risk Factors

In addition to the other information set forth in this Quarterly Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2005, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2005 Annual Report on Form 20-F.

Item 2 - Changes in Securities and Use of Proceeds

None

Item 3 - Defaults Upon Senior Securities

None

Item 4 - Submission of Matters to a Vote of Security Holders

The Company’s 2006 Annual Meeting of Shareholders was held on May 31, 2006. The following persons were elected directors for a term of three years by the votes set forth opposite their names:

Terms Expiring in 2009	Votes For	Votes Against or Withheld	Shares Which Abstained	Broker Non-Votes
Dr. Ian D. Blackburne	71,312,514	302,105	N/A	N/A
James R. Clark	71,588,080	26,539	N/A	N/A
C. Sean Day	71,572,973	41,646	N/A	N/A

The terms of Directors Peter S. Janson, Eileen A. Mercier, Tore I. Sandvold, Thomas Kuo-Yuen Hsu, Axel Karlshoej and Bjorn Moller continued after the meeting.

Shareholders also ratified the selection of Ernst & Young LLP, Chartered Accountants, as independent auditors of the Company for the fiscal year ending December 31, 2006, as set forth below:

	Votes For	Votes against or Withheld	Shares Which Abstained	Broker Non-Votes
Ernst & Young LLP	71,512,398	96,504	5,717	-

Shareholders also approved the Company’s amended and restated Articles of Incorporation, as set forth below:

	Votes For	Votes against or Withheld	Shares Which Abstained	Broker Non-Votes
Articles of Incorporation	62,386,252	32,287	34,961	9,161,119

Item 5 - Other Information

None

Item 6 - Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY SHIPPING CORPORATION

Date: August 16, 2006	By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 15.1

ACKNOWLEDGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Teekay Shipping Corporation

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Shipping Corporation (or Teekay), in the Registration Statement (Form S-8 No. 333-119564) pertaining to the 2003 Equity Incentive Plan and the Amended 1995 Stock Option Plan of Teekay, in the Registration Statement (Form F-3 No. 333-102594) and related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities and in the Registration Statement (Form F-3 No. 33-97746) and related Prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan of our report dated August 2, 2006, relating to the unaudited consolidated interim financial statements of Teekay and its subsidiaries that is included in its interim report (Form 6-K) for the three and six months ended June 30, 2006.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statements prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

Vancouver, Canada,	/s/ Ernst & Young LLP
August 16, 2006	Chartered Accountants